Suppl

File No. 83-1
Regulation IA
Rule 3



13001033

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
MAR 08 2013
WASH. D.C.
196
SECTION

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: March 8, 2013

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as the "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See cover page. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See pages 7 and 16 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated March 8, 2013.

Information Statement

Inter-American Development Bank


IDB

The Inter-American Development Bank (Bank or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The details of the debt securities being offered at a particular time will be explained in a prospectus or supplemental information statement.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2012, and all amounts are expressed in current United States dollars, translated from their original currencies as described in *"Currency Accounting"* in Note B to the financial statements.

AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written, telephone or e-mail requests should be directed to the principal office of the Bank at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention:* Finance Department, telephone: (202) 623-1310, e-mail: sorene@iadb.org.

The Information Statement is also available on the Bank's website at http://www.iadb.org/infostatement/. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental Information Statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

March 8, 2013

SUMMARY INFORMATION

As of December 31, 2012

The purpose of the IADB is to further the economic and social development of Latin America and the Caribbean by promoting environmentally sustainable growth, as well as poverty reduction and social equity. Alongside these objectives are two strategic goals: addressing the special needs of the less developed and smaller countries and fostering development through the private sector. The IADB is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement), and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (10.9%), Brazil (10.9%), Mexico (7.0%) and Venezuela (5.1%).

The resources of the IADB consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF) and the IDB Grant Facility (GRF). Unless otherwise stated, all information provided in this Information Statement refers to the IADB's Ordinary Capital.

Capital Increase

On February 29, 2012, the ninth general increase in the resources of the IADB (IDB-9) entered into effect providing for an increase in the IADB's Ordinary Capital of $70,000 million to be subscribed to by IADB's members in five annual installments. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares. As a result, of the total shares subscribed, 5,134,300 shares in the amount of $61,937 million, or 88% of the total increase, were made effective to member countries. The shares that had been reserved for the Netherlands and Venezuela (19,639 and 334,278 shares, respectively) were subsequently reallocated to other member countries on January 22, 2013 by the IADB's Board of Governors to become effective only if, on or before December 6, 2013, each member country has deposited with the IADB an Instrument of Subscription subscribing to the number of shares allocated to such member country. Upon the completion of this reallocation process, the replenishment will be fully subscribed. There will be no changes to the voting power of the borrowing member countries as a group and the United States, Canada, Japan and the group of other nonregional member countries after the reallocation becomes effective.

The effective date of the first installment of the Ordinary Capital increase was February 29, 2012 and the remaining four installments are effective on the last day of February 2013, 2014, 2015, and 2016, respectively.

Operating Income

Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers, which is defined as "Operating Income" in this Information Statement, totaled $910 million in 2012, including net investment gains of $293 million.

Equity and Borrowings

Equity: The equity of the IADB includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into paid-in capital stock of $4,622 million, net of subscriptions receivable of $18 million, and callable capital stock of $112,240 million. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. It cannot be called to make loans. Retained earnings totaled $16,059 million at the end of the year and the Total Equity[1]-to-Loans Ratio (TELR) equaled 31.1% (See Table 7).

The IADB's capital adequacy framework provides rules that support the determination of capital requirements for credit and market risk, pension risk, as well as operational risk. As of December 31, 2012, the IADB's capital adequacy position is within the parameters established by its capital adequacy policy.

Borrowings: The IADB diversifies its borrowings by currency, maturity, format, and structure to provide flexibility and cost-effectiveness in funding. Outstanding borrowings of $65,565 million, before swaps, were denominated in 20 currencies and included $840 million of short-term borrowings.

The IADB limits its Net Borrowings[2] to the callable capital stock of its non-borrowing member countries (the United States' share of such capital stock was 56.4% with the balance from Canada, Japan and the other nonregional members). Net Borrowings were $46,302 million, or 80.0% of the $57,884 million of callable capital stock of the non-borrowing member countries. Accordingly, the unused borrowing capacity at the end of the year amounted to $11,582 million.

During 2012, and as of the date of this Information Statement, the Bank continues to be rated Triple-A by the major credit rating agencies.

Assets

Loan Portfolio: The principal earning asset is the loan portfolio amounting to $68,640 million, of which 94% was sovereign-guaranteed. The IADB's lending capacity is limited by both its borrowing and capital adequacy policies.

The IADB makes loans to its developing member countries, agencies or political subdivisions of such members

[1] "Total Equity" is defined as Paid-in capital stock less Capital subscriptions receivable, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members) and the cumulative effects of Net fair value adjustments on non-trading portfolios.

[2] "Net Borrowings" are borrowings (after swaps) and gross guarantee exposure, less qualified liquid assets (after swaps).

and to private enterprises carrying out projects in their territories. In the case of sovereign guaranteed loans to borrowers other than national governments or central banks, the IADB follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the government. Non-sovereign-guaranteed loans and guarantees may finance projects in borrowing member countries in all sectors, subject to an exclusion list and other criteria, and are capped to an amount such that risk capital requirements for such loans and guarantees do not exceed 20 percent of Total Equity.

With respect to sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the same member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The IADB does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans from its Ordinary Capital. The allowances for loan and guarantee losses chiefly cover probable losses related to non-sovereign-guaranteed loans and guarantees. Such allowances totaled $197 million, or approximately 0.3% of total outstanding loans and guarantees.

Liquid Investments: The IADB's liquidity policy requires a liquidity level ranging within a band, established annually, designed to cover between six and twelve months of projected cash outflows. Liquidity for this purpose is essentially defined as non-borrowing countries' convertible currency cash and investments, excluding the assets funded by the Discount Note Program and assets with limited or restricted availability. At December 31, 2012, liquidity, as defined, was $13,590 million, within the policy limits. During the year, liquidity averaged $16,528 million compared to $14,311 million in 2011.

Net cash and investments totaled $14,592 million at the end of the year, equal to 24.4% of total debt (after swaps), compared to $13,882 million and 23.9%, respectively, in 2011.

Risk Management

The IADB conducts its operations within a framework of prudent financial and risk management policies and follows a well-defined risk management decision-making process, directed to avoid or limit its risk exposure. The asset/liability management policy minimizes exchange rate risk by matching the IADB's liabilities in various currencies with assets in those same currencies. The IADB also limits the interest rate risk in its debt funded loan and liquidity portfolios by hedging the interest rate exposure or passing through the cost of borrowings that fund the loans. For equity funded assets, the policy mandates managing interest rate exposure through an equity duration strategy.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the IADB's control. Consequently, actual future results could differ materially from those currently anticipated. The IADB undertakes no obligation to update any forward-looking statements.

FINANCIAL OVERVIEW

Unless otherwise indicated, all information provided in this Information Statement refers to the Bank's Ordinary Capital.

The financial strength of the Bank is based on the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of liquid investments and limit a variety of risks, including credit, market and liquidity risks. The objective of the Bank is to earn an adequate level of income to preserve its financial strength and sustain its development activities. **Box 1** presents selected financial data for the last five years.

The principal assets are loans to member countries. As of December 31, 2012, 94% of loans outstanding were sovereign-guaranteed. In addition, under certain conditions and subject to certain limits, the Bank makes loans and guarantees without a sovereign guarantee (i) in all economic sectors, and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities), on the basis of market-based pricing. The Bank can also lend to other development institutions without sovereign guarantee. Non-sovereign-guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20 percent of Total Equity calculated in the context of the Bank's capital adequacy policy. As of December 31, 2012, the risk capital requirements for non-sovereign-guaranteed operations was $1,204 million, or 5.6%[3] of Total Equity.

The Bank issues debt securities in a variety of currencies, formats, maturities and structures to investors worldwide. These borrowings, together with the Bank's equity, are used to fund lending and investment activities, as well as general operations.

Assets and liabilities, after swaps, are held primarily in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining basically all equity in United States dollars.

Financial Statement Reporting

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. See the "Additional Reporting and Disclosure" section for relevant accounting policies used to present the financial results in accordance with GAAP, which may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[4] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from "Operating Income", which is defined as Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers[5]. Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers are reported separately in the Statement of Income and Retained Earnings.

Accounting Developments: As described in Note B to the financial statements, the Financial Accounting Standards Board requires disclosure of both gross information and net information about financial and derivative instruments eligible for offset in the balance sheet, as well as instruments and transactions subject to an agreement similar to a master netting arrangement, for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The required disclosures will be included in the Bank's financial statements effective the first quarter of 2013.

Financial Highlights

Lending Operations: **Box 1** presents the Bank's lending summary and other selected financial data. During 2012, the Bank's loan and guarantee approvals increased by $399 million as compared to 2011. Approved loans amounted to $10,316 million (156 loans), compared to $10,346 million (160 loans) in 2011. The undisbursed portion of approved loans increased to $26,987 million at year-end 2012 from $23,994 million at year-end 2011.

During 2012, six non-trade related guarantees without sovereign counter-guarantee were approved for $133 million (2011—three for $54 million). In addition, 308 trade finance guarantees in the aggregate amount of $755 million were issued (2011—268 guarantees in the aggregate amount of $621 million). Furthermore, the Bank approved a guarantee operation with sovereign counter-guarantee for $350 million.

The portfolio of non-sovereign-guaranteed loans, including loans to other development institutions, increased to a level of $3,884 million compared to $3,316 million at December 31, 2011. In addition, the non-sovereign guarantees exposure decreased $206 million to $641 million compared to $847 million the previous year. As of December 31, 2012, 6.5%

[3] For purposes of calculating the limit for non-sovereign-guaranteed operations, loans to the Inter-American Investment Corporation (IIC), a separate affiliated international organization part of the IADB Group, in the amount of $100 million are not included.

[4] In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

[5] References to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Information Statement.

of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.2% at December 31, 2011.

Total allowances for loan and guarantee losses amounted to $197 million at December 31, 2012 compared to $175 million in 2011. The Bank had non-sovereign-guaranteed loans with outstanding balances of $268 million classified as impaired at December 31, 2012 compared to $129 million at December 31, 2011. All impaired loans have specific allowances for loan losses amounting to $66 million at December 31, 2012, compared to $41 million at December 31, 2011.

During 2012, the Emergency Lending Facility was replaced by the Development Sustainability Contingent Credit Line (DSL). Refer to the "Development Operations" section for additional information.

Flexible Financing Facility

The Flexible Financing Facility (FFF) became effective on January 1, 2012 and is now the only financial product platform for approval of all regular Ordinary Capital sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations.

Liquidity Operations: Substantially all investments are held in high quality securities. During 2012, the trading investments portfolio experienced net mark-to-market gains of $293 million, compared to $9 million in 2011.

Borrowing Operations: The Bank issued medium- and long-term debt securities for a total face amount of $12,888 million equivalent (2011—$6,798 million) that generated proceeds of $12,067 million equivalent (2011—$6,665 million) and had an average life of 5.7 years (2011—6.8 years). Such debt securities were issued through a strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand. The higher level of borrowing operations when compared to 2011 was mainly due to a larger funding program, in part based on a higher level of anticipated debt redemptions. In addition, last year's lower borrowings reflected the positive impact on the Bank's liquidity levels of the conversion of $3,225 million of non-borrowing member currency holdings subject to maintenance of value.

During 2012, and as of the date of this Information Statement, the Bank continues to be rated Triple-A by the major credit rating agencies.

Financial Results: Operating Income for 2012 was $910 million, compared to $836 million in 2011, an increase of $74 million. This increase was mainly due to an increase in net investment gains of $284 million, partially offset by a decrease in net interest income of $148 million, an increase in net non-interest expense of $51 million, and an increase in the provision for loan and guarantee losses of $19 million.

For 2012, the Board of Executive Directors approved a lending spread of 0.62%, a credit commission of 0.25% and no supervision and inspection fee. In addition, the Board of Executive Directors approved a lending spread of 0.84%, a credit commission of 0.25% and no supervision and inspection fee for the year 2013. While changes in interest rates will, over the long term, result in corresponding changes in operating income, the effect on a single year is relatively small due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly hedged through the use of derivative instruments or passed through to the borrowers.

In 2008, the Bank elected the fair value option for a substantial number of its borrowings so that the changes in fair value of the borrowing swaps would be significantly offset by the changes in fair value of the associated borrowings. In addition, to reduce income volatility resulting from changes in the fair value of its lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost, in 2011 the Bank modified its borrowings fair value option policy to address income volatility on a financial instruments portfolio basis. Notwithstanding, income volatility still results generally from changes in the Bank's credit spreads and swap basis spreads, which affect the valuation of borrowings and swaps, respectively.

The Bank had net fair value gains on non-trading portfolios of $194 million, compared to losses of $919 million in 2011. Net fair value losses on non-trading derivatives resulting from changes in interest rates were $71 million for 2012 (2011—gains of $753 million). These losses were offset by fair value gains on borrowings of $231 million (2011—losses of $1,646 million). The income volatility related to movements in interest rates, which amounted to a gain of $160 million compared to a loss of $893 million for 2011, was primarily due to gains associated with changes in the Bank's credit spreads on the borrowings portfolio (approximately $126 million), partially compensated by losses from changes in swap basis spreads (approximately $68 million), fair value gains on equity duration swaps ($65 million), and fair value gains on swaps where the associated bond was not elected for fair value treatment ($101 million), that were partially offset by fair value losses on lending swaps ($75 million). See Note R to the financial statements for further discussion of changes in fair value on non-trading portfolios.

The fair value of the assets of the Bank's Pension and Postretirement Benefit Plans (Plans) was affected by strong rallies in global equities as well as positive performance from emerging markets, high yield, long duration and inflation—indexed fixed income securities. However, the continued reduction in market interest rates increased the liabilities of the Plans. Most of these changes, which affect the funded status of the Plans, are recognized through comprehensive income. At December 31, 2012, the Balance Sheet shows Liabilities under retirement benefit plans of $1,153 million compared with $796 million at December 31, 2011. The reduction in the funded status of the Plans of $357 million reflects an increase in benefit obligation of $884 million, to $5,685 million, mostly due to a decrease of 0.75% in the rate used to discount the liabilities and the regular growth in these liabilities, which was partially offset by the increase in Plans' assets of $527 million. At the end of the

year, the Plans' assets represented 80% of the benefit obligations compared with 83% at the end of the prior year. For further information, refer to Note S of the financial statements.

Capitalization: On February 29, 2012, the ninth general increase in the resources of the Bank (IDB-9) entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million to be subscribed to by Bank members in five annual installments. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Subscriptions from 46 member countries amounting to $65,731 million were received by the Bank. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares. As a result, of the total shares subscribed, 5,134,300 shares in the amount of $61,937 million, or 88% of the total increase, were made effective to member countries. The shares that had been reserved for the Netherlands and Venezuela (19,639 and 334,278 shares, respectively) were subsequently reallocated to other member countries on January 22, 2013 by the Bank's Board of Governors to become effective only if, on or before December 6, 2013, each member country has deposited with the Bank an Instrument of Subscription subscribing to the number of shares allocated to such member country. Upon the completion of this reallocation process, the replenishment will be fully subscribed. There will be no changes to the voting power of the borrowing member countries as a group and the United States, Canada, Japan and the group of other non-regional member countries after the reallocation becomes effective.

The effective date of the first installment of the Ordinary Capital increase was February 29, 2012 and the remaining four installments are effective on the last day of February 2013, 2014, 2015, and 2016, respectively.

As part of the IDB-9, the Board of Governors agreed, in principle and subject to annual approvals and in accordance with the Agreement, to provide $200 million annually in transfers of Ordinary Capital income to the GRF, beginning in 2011 and through 2020. In March 2012, the Board of Governors approved the $200 million transfer corresponding to 2012.

The Total Equity-to-Loans Ratio (TELR) at December 31, 2012 was 31.1% compared to 31.3% at the end of last year (See Table 7).

Asset and Liability Management: In 2010, the Board of Executive Directors approved the conversion of non-borrowing member country currency holdings subject to maintenance of value to United States dollars. Conversions totaling $3,225 million were carried out in December 2010 and May 2011. Settlement of maintenance of value obligations is being made upon consultation with each member country subject to the terms of the Bank's Charter. As a result, during 2012, the Bank made payments of $158 million to certain non-borrowing member countries (2011—$317 million).

As part of the asset/liability management policy, starting in 2010 it has been the Bank's policy to maintain basically all equity in United States dollars; as a result, net currency translation adjustments have been substantially reduced.

SUBSEQUENT AND OTHER DEVELOPMENTS

Financial Reform—The Dodd-Frank Wall Street Reform and Consumer Protection Act (DFA): In July 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. The Bank continues to assess the potential impact of the implementation of this financial regulatory reform on its operations. Nevertheless, based on a preliminary review of the current regulations, the Bank is of the view that residual effects from the provisions of the DFA may apply to the Bank's counterparties and to the Bank's derivatives trading and associated activities. The Bank's borrowing cost could rise as a result of the implementation of the provisions of the DFA.

Patient Protection and Affordable Care Act (PPACA) and Health Care and Education Reconciliation Act of 2010 (HCERA): In March 2010, the President of the United States signed into law the PPACA and the HCERA. The new legislation seeks to reform aspects of the U.S. health care system and its various provisions are being regulated and become effective over several years. The Bank continues to monitor the implementation of the legislation. Management believes that the impact of the legislation will not be material to the Bank's financial position and results of operations.

IDB-9 Reallocation of shares: On January 22, 2013, the Board of Governors approved the proposal made by the Board of Executive Directors to reallocate to other member countries the shares that had been reserved for the Netherlands and Venezuela.

Box 1: Selected Financial Data

The following information is based upon, and should be read in conjunction with, the detailed information appearing in this Information Statement.

(Amounts expressed in millions of United States dollars)

	Years ended December 31,				
	2012	2011	2010	2009	2008
Operational Highlights					
Loans and guarantees approved[1][2]	$10,799	$10,400	$12,136	$15,278	$11,085
Gross loan disbursements	6,883	7,898	10,341	11,424	7,149
Net loan disbursements[3]	2,312	3,297	4,743	6,882	2,409
Balance Sheet Data					
Cash and investments-net[4], after swaps	$14,592	$13,882	$16,585	$20,204	$16,371
Loans outstanding[5]	68,640	66,130	63,007	58,049	51,173
Undisbursed portion of approved loans	26,987	23,994	22,357	21,555	19,820
Total assets	92,209	89,432	87,217	84,006	72,510
Borrowings outstanding[6], after swaps	59,754	58,015	57,874	57,697	47,779
Equity					
Callable capital stock[7]	112,240	100,641	100,641	100,641	96,599
(of which, subscribed by United States, Canada, Japan and the other nonregional members)	57,884	52,329	52,329	52,329	48,287
Paid-in capital stock[16]	4,622	4,339	4,339	4,339	4,339
Retained earnings[8]	16,059	15,455	16,621	16,335	15,105
Total	20,681	19,794	20,960	20,674	19,444
Income Statement Data					
Loan income, after swaps	$ 1,668	$ 1,742	$ 1,830	$ 2,002	$ 2,355
Investment income (loss)	382	108	624	831	(973)
Other interest income	113	112	7	—	—
Borrowing expenses, after swaps	519	462	550	951	1,764
Loan and guarantee loss provision (credit)	22	3	24	(21)	93
Net non-interest expense	712	661	635	609	497
Operating Income (Loss)[9]	**910**	**836**	**1,252**	**1,294**	**(972)**
Net fair value adjustments on non-trading portfolios[10]	194	(919)	(850)	(500)	950
Board of Governors approved transfers	(200)	(200)	(72)	—	—
Net income (loss)	904	(283)	330	794	(22)
Ratios					
Net borrowings[11] as a percentage of callable capital stock subscribed by United States, Canada, Japan and the other nonregional members	80.0%	86.3%	80.6%	74.1%	69.3%
Interest coverage ratio[12]	2.75	2.81	3.28	2.36	0.45
Total Equity[13] to loans[14] ratio	31.1%	31.3%	33.4%	34.2%	35.3%
Cash and investments as a percentage of borrowings outstanding, after swaps	24.4%	23.9%	28.7%	35.0%	34.3%
Returns and Costs, after swaps					
Return on:					
Average loans outstanding	2.51%	2.75%	3.12%	3.75%	4.85%
Average liquid investments[15]	2.22%	0.65%	3.37%	4.29%	(5.27%)
Average earning assets	2.45%	2.35%	3.14%	3.91%	2.12%
Average cost of:					
Borrowings outstanding during the year	0.85%	0.81%	0.96%	1.78%	3.84%
Total funds available	0.63%	0.59%	0.71%	1.32%	2.66%

(1) In 2009, includes $800 million of loan approvals cancelled during the year.
(2) Excludes guarantees issued under the Trade Finance Facilitation Program.
(3) Includes gross loan disbursements less principal repayments.
(4) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.
(5) Excludes lending swaps in a net liability position of $1,831 million in 2012 (2011—net liability of $1,546 million; 2010—net liability of $655 million; 2009—net asset of $77 million).
(6) Net of premium/discount.
(7) From 2009 to 2011, includes $4,039.9 million capital subscription received from Canada for 334,887 shares of non-voting callable capital stock redeemable from 2014 to 2017. As a result of the IDB-9, in 2012, Canada replaced 40,358 non-voting callable shares in the amount of $487 million with an equal amount of voting callable shares, thus reducing non-voting callable capital stock to $3,553 million.
(8) Includes Accumulated other comprehensive income.
(9) See page 18 for a full discussion of Operating Income.
(10) Net fair value adjustments on non-trading portfolios mostly relate to (a) the changes in the fair value of the Bank's borrowings due to changes in the Bank's own credit spreads, as well as (b) the changes in the fair value of the Bank's lending swaps due to changes in USD interest rates (and for which the offsetting changes in value of the loans are not recognized since the loans are not fair valued). See Note R to the financial statements for further details.
(11) Borrowings (after swaps) and gross guarantee exposure, less qualified liquid assets (after swaps).
(12) The interest coverage ratio is computed using Operating Income (Loss).
(13) "Total Equity" is defined as Paid-in capital stock less Capital subscriptions receivable, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members), and the cumulative effects of Net fair value adjustments on nontrading portfolios.
(14) Includes loans outstanding and net guarantee exposure.
(15) Geometrically-linked time-weighted returns.
(16) In 2012, Paid-in capital stock is net of Capital subscriptions receivable amounting to $18 million.

DEVELOPMENT OPERATIONS

General
The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Loans and guarantees may also be made directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

Development Objective
The Report on the Ninth General Increase in the Resources of the Bank establishes that the Bank's objective is to promote sustainable growth, poverty reduction and social equity. It further identifies five sector priorities to work towards achieving this objective:

- Social policy for equity and productivity.
- Infrastructure for competitiveness and social welfare.
- Institutions for growth and social welfare.
- Competitive regional and global international integration.
- Protection of the environment, response to climate change, promotion of renewable energy and ensuring food security.

Lending Cycle
The process of identifying and assessing a project and approving and disbursing a loan often extends over several years, depending on the nature, objective and purpose of the individual project. However, on numerous occasions the Bank has shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crises. Generally, the Bank's operational staff (economists, engineers, financial analysts and other sector and country specialists) assess the projects. With certain exceptions, where this authority has been delegated to Management, the Bank's Board of Executive Directors must approve each loan.

Loan disbursements are subject to the fulfillment of conditions set forth in the loan agreement. During implementation of the Bank-supported operations, experienced Bank staff review progress, monitor compliance with Bank policies and assist in resolving any problems that may arise. An independent Bank unit, the Office of Evaluation and Oversight, pursuant to an annual work plan approved by the Board of Executive Directors, evaluates some operations to determine the extent to which they have met their major objectives, and these evaluations are reported directly to the Board of Executive Directors.

The Bank's lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in **Box 2.**

Loans
The Bank's sovereign-guaranteed lending generally falls into one of two categories: investment loans for specific projects,

Box 2: Lending Operations Principles

(i) The Bank makes sovereign-guaranteed loans and guarantees primarily to central governments, as well as subnational governments, governmental entities, public enterprises, and development institutions of its borrowing members. In addition, the Bank makes non-sovereign-guaranteed loans and guarantees to eligible entities and other development institutions.

(ii) Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project's expected environmental risks or impact and proposed mitigation measures as well as its impact on women and indigenous groups, as applicable.

(iii) The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv) Loan agreements typically include a negative pledge clause that generally prohibits a borrower from creating any encumbrances on its assets or revenues with respect to its foreign currency debt, unless the Bank is equally and proportionally secured. The Board of Executive Directors has granted limited waivers in the past.

(v) In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the loan agreement, the prevailing macroeconomic climate and debt burden of the country, and policy and institutional issues relevant to the loan.

(vi) The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vii) The use of loan proceeds is supervised. Bank staff monitor and supervise the on-going progress with respect to the development objectives of each operation through the Bank's Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation's objectives.

including loans to intermediaries for on-lending purposes, or policy-based loans. Investment lending is generally used to finance goods, works and services in support of economic and social development projects in a broad range of sectors. Policy-based lending generally supports social, structural and institutional reforms with the aim of improving specific sectors of the borrowers' economies and promoting sustainable growth. These loans support the following economic sectors: energy, industry and mining, agriculture and fisheries, transportation and communications, trade finance, education, science and technology, water, sanitation and health, tourism, urban development, planning and reform, modernization of the state and the environment, as well as project preparation.

In September 2012, the Board of Executive Directors approved the Development Sustainability Contingent Credit Line (DSL) product that replaced the emergency lending facility. The DSL is designed as a contingent credit line upon the occurrence of certain systemic or country specific triggers, to respond to exogenous economic crisis and establishes a new set of criteria that can better respond to the types of crisis that may affect the region. The DSL is limited to a maximum of $300 million per country, or two percent of a country's gross domestic product (GDP), whichever is less, and has available resources of $2 billion each year from 2012 to 2014, cumulative during the following years, if not used.

In 2012, the Bank established a Reallocation Program which aims to offer borrowing member countries flexibility in allocating their exposure with the Bank by earmarking resources released as a result of a loan prepayment by a borrowing member country to finance new sovereign-guaranteed loan operations to that same country. The terms on the new loans under this program are such that their weighted average life is not greater than the remaining weighted average life of the prepaid loans prior to the prepayment.

The Bank also lends directly to eligible entities without a sovereign guarantee for the financing of investments for transactions in all sectors, subject to an exclusion list. These loans and guarantees are made on the basis of market-based pricing and are subject to certain eligibility requirements and volume limits. In addition, the Bank lends to other development institutions for on-lending purposes without a sovereign guarantee. Non-sovereign-guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20 percent of Total Equity. As of December 31, 2012, the risk capital requirements of non-sovereign-guaranteed operations was $1,204 million, or 5.6% of Total Equity.

Non-sovereign-guaranteed loans and guarantees are also subject to certain limits, including a ceiling on financing the lesser of (a) $200 million and (b) (i) 50% of the total project cost for expansion projects and credit guarantees irrespective of the country, subject to such financing not exceeding 25% (certain smaller countries 40%) of the borrower or obligor's total capitalization of debt and equity or (ii) 25% of the total project cost (certain smaller countries 40%) for new projects. The Bank can also provide political risk guarantees of up to the lesser of $200 million or 50% of the total project cost. In exceptional circumstances, the Board of Executive Directors may approve loans and credit and political guarantees of up to $400 million. The Bank's maximum exposure to any single obligor for non-sovereign-guaranteed operations cannot exceed the lesser of (i) 2.5% of the Bank's equity and (ii) $500 million at the time of approval. In addition, the Bank has established sector limits to maintain a diversified portfolio across sectors.

Figure 1 presents a breakdown of approvals by loan type during the last five years. Over the past five years, sovereign-guaranteed investment lending per year has fluctuated between $6.6 billion and $10.1 billion, policy-based lending between $1.5 billion and $3.5 billion, and non-sovereign-guaranteed lending between $0.8 billion and $2.1 billion. There were no emergency and Liquidity Program loan approvals after 2009.

Figure 1: LOAN APPROVALS BY TYPE
For the years ended December 31, 2008 through 2012
(Expressed in billions of United States dollars)


18
16
14
12
10
8
6
4
2
0
Total 11.1
2.1
1.5
6.6
Total 15.3
0.5
2.6
10.1
Total 12.1
3.5
7.8
Total 10.3
1.4
1.6
7.3
Total 10.3
1.4
1.8
7.1
2008
2009
2010
2011
2012
Sovereign-Guaranteed Investment
Sovereign-Guaranteed Policy-Based
Liquidity Program
Emergency Lending
Non-Sovereign-Guaranteed

During 2012, loan approvals totaled $10,316 million compared to $10,346 million in 2011. A summary of loan approvals by country during 2012 and 2011 appears in **Table 1.** By loan type, investment and non-sovereign-guaranteed loan approvals decreased $207 million and $28 million, respectively, while policy-based loan approvals increased $206 million.

At December 31, 2012, the total volume of outstanding loans was $68,640 million, $2,510 million higher than the $66,130 million at December 31, 2011. This increase was mainly due to a higher level of loan disbursements ($6,883 million) than collections ($4,571 million, including prepayments of $153 million) and positive currency translation adjustments ($193 million). Undisbursed balances at December 31, 2012, totaled $26,987 million, an increase of $2,993 million from December 31, 2011. This change was mainly due to higher loan approvals than disbursements, partially offset by cancellations.

During 2012, the portfolio of non-sovereign-guaranteed loans increased to a level of $3,884 million compared to $3,316 million at December 31, 2011. In addition, the non-sovereign

Table 1: LOAN APPROVALS BY COUNTRY[1]
For the years ended December 31, 2012 and 2011
(Expressed in millions of United States dollars)

COUNTRY	2012	2011
Argentina	$ 1,390	$ 1,313
Bahamas	89	131
Barbados	92	70
Belize	—	10
Bolivia	252	196
Brazil	2,010	2,188
Chile	8	92
Colombia	510	730
Costa Rica	602	132
Dominican Republic	357	465
Ecuador	365	569
El Salvador	303	263
Guatemala	209	50
Guyana	33	8
Haiti	3	—
Honduras	127	129
Jamaica	37	328
Mexico	1,438	1,560
Nicaragua	132	54
Panama	178	228
Paraguay	173	157
Peru	245	450
Suriname	89	80
Trinidad and Tobago	247	290
Uruguay	627	318
Venezuela	400	120
Regional	400	415
Total	$10,316	$10,346

[1] Includes non-sovereign-guaranteed loans.

guarantee exposure decreased $206 million to $641 million compared to $847 million the previous year. As of December 31, 2012, 6.5% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.2% at December 31, 2011.

A statement of loans outstanding by country at December 31, 2012 and 2011 is set forth in Schedule I-2 to the financial statements.

Financial Terms of Loans

Currently Available Financial Terms: Effective on January 1, 2012, the FFF is the only financial product platform for approval of all regular Ordinary Capital sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. FFF loans have an interest rate based on LIBOR plus a funding margin, as well as the Bank's spread. The Bank also offers loans under its DSL with sovereign guarantee. **Table 2** presents the currently available terms for sovereign-guaranteed loans.

The Bank also offers loans to eligible entities without sovereign guarantees, under various terms. Non-sovereign-guaranteed loans can be denominated in United States dollars, Japanese yen, euro, Swiss franc or local currency, and borrowers have the option of either fixed interest rate loans or floating rate loans. For floating rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus the lending spread. Lending spreads and fees are set on a case-by-case basis.

Previously Available Financial Terms: Up to December 31, 2011, the Bank offered two basic types of sovereign-guaranteed loans, each denominated in the currency or currencies chosen by the borrower, as available under the programs: Single Currency Facility (SCF) LIBOR-based loans and Local Currency Facility (LCF) loans.

SCF LIBOR-based loans have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost, as well as the Bank's spread. Borrowers have the option to convert their SCF LIBOR loan balances to fixed-base cost rate.

For loans approved under the LCF, public and private sector borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF carry a fixed-base cost, floating or inflation-linked interest rate. The LCF was incorporated into the FFF product for sovereign-guaranteed loans effective January 1, 2012 and is still available for non-sovereign-guaranteed operations. At December 31, 2012, the Bank had local currency loans outstanding of $2,479 million, which substantially all were swapped back-to-back to United States dollars.

Up to June 30, 2009, the Bank offered SCF adjustable rate loans with interest rates adjusted every six months to reflect the currency-specific effective cost during the previous six months of the pool of borrowings allocated to fund such loans, plus the Bank's lending spread.

In the past, the Bank also offered loans under the Currency Pooling System (CPS). For these loans, the Bank historically maintained a targeted currency composition of 50% United States dollars, 25% Japanese yen and 25% European currencies. In 2011, the Board of Executive Directors approved to gradually convert the currency composition of these loans to 100% United States dollars. Effective May 1, 2012, the remaining outstanding loan balances of $557 million in Japanese yen and European currencies were converted to United States dollars. Loans approved prior to 1989 carry a fixed interest rate while loans approved from 1990 to 2003 carry an adjustable rate. The adjustable rate, which resets twice a year, represents the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus the Bank's lending spread.

Table 2: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE

		Flexible Financing Facility	Development Sustainability Contingent Credit Line[6]
Interest rate option		Libor-based loans[3]	Libor-based loans
Currencies offered	**Approval**	USD or borrowing member local currency	USD
	Disbursement	Currency of approval or converted currency	
	Repayment	Currency disbursed/converted	
Cost Base		LIBOR ± funding margin, currency equivalent of LIBOR ± funding margin, or actual funding cost	3-month LIBOR
Funding margin to LIBOR		Actual funding margin or estimated funding margin at the time of disbursement/conversion	Not applicable
Lending Spread[1][2]		84[5]	165+84[5]
Credit commission[1][2]		25[5]	Not applicable
Supervision and inspection fee[1][2]		0[5]	Not applicable
Front-end/Standby fee[1]		Not applicable/ Not applicable	50/50
Maturity[4]		Up to 20 years for policy based loans and up to 25 years for investment loans	6 years
Grace Period		For investment loans: 6 months after original disbursement period. For policy-based-loans: 5 years	3 years
Repayment Profile		Flexible repayment profile based on loan's contractual weighted average life	Semi-annual or yearly

[1] Loan charges expressed in basis points (bps).
[2] Loan charges on sovereign-guaranteed loans, excluding DSL loans, are established annually by the Board of Executive Directors. In no case can the credit commission exceed 0.75% or the inspection and supervision fee exceed, in a given six-month period, the amount that would result from applying 1% to the loan amount divided by the number of six-month periods included in the original disbursement period.
[3] FFF LIBOR-based loan balances can be converted to fixed-base cost rate and to any member currency, subject to market availability. For "parallel loans" (a blending of loans from the Ordinary Capital and the FSO) interest rates are subject to mandatory fixings.
[4] For "parallel loans" maturity is 30 years and grace period is 6 years.
[5] Loan charges effective January 1, 2013.
[6] During 2012, the Board of Executive Directors approved the Contingent Credit Line for Natural Disasters (CCL), providing additional resources ($2 billion from 2012 to 2014) in the event of natural disasters. CCL loans have the same terms as FFF loans, except for a 14 year maturity, principal repayments begining after three years, and a standby fee equal to the Bank's lending spread.

Up to June 2007, the Bank also offered fixed rate and LIBOR-based U. S. Dollar Window Program loans with sovereign guarantee, destined for on-lending to private sector borrowers.

Up to September 2012, the Bank offered emergency loans with an interest rate of six-month LIBOR plus 400 basis points. In addition, effective in 2008 and up to December 31, 2009, the Bank offered loans under the Liquidity Program, a program for loans within the previous emergency lending category.

Conversion of SCF and CPS Adjustable Rate Loans to LIBOR-Based Loans: In 2009 and 2010, the Bank converted $31,956 million of outstanding loan balances, and their corresponding undisbursed balances, as follows: $3,036 million of CPS to USD LIBOR-based rate, $6,639 million of CPS to USD fixed-base cost rate, $1,929 million of SCF to USD LIBOR-based rate, and $20,352 million of SCF to fixed-base cost rate.

Table 3 presents a breakdown of the loan portfolio by loan product. For more information, see Schedule I-3 to the financial statements.

Of the $26,987 million undisbursed loan balances at December 31, 2012, 66% pertains to the SCF LIBOR-based, 10% to the non-sovereign-guaranteed-floating, and 21% to the FFF-LIBOR-based portfolios.

Table 3: LOANS OUTSTANDING BY LOAN PRODUCT[1]
December 31, 2012 and 2011
(Amounts expressed in millions of United States dollars)

	2012		2011	
	Amount	**%**	**Amount**	**%**
SCF-LIBOR-based	$26,308	38.3	$29,554	44.7
SCF-fixed-base cost	31,288	45.6	27,483	41.6
SCF-adjustable	1,474	2.1	1,397	2.1
LCF	2,283	3.3	2,048	3.1
Emergency lending	500	0.7	500	0.8
Liquidity Program	49	0.1	98	0.1
Flexible Financing Facility-LIBOR-based	1,359	2.0	—	0.0
Non-sovereign-guaranteed-fixed	910	1.3	766	1.2
Non-sovereign-guaranteed-floating	2,619	3.8	2,297	3.5
Non-sovereign-guaranteed-local currency	196	0.3	80	0.1
Currency Pooling System	1,220	1.8	1,380	2.0
U.S. Dollar Window	258	0.4	336	0.5
Others	176	0.3	191	0.3
Total	$68,640	100.0	$66,130	100.0

[1] Non-sovereign-guaranteed loans in the amount of $159 million (2011- $173 million) to other development institutions are included in SCF-LIBOR-based, U.S. Dollar Window and Others, as applicable.

The Bank uses currency and interest rate swaps in order to hedge exposures from loans where the currency or the interest rate type is not the same as that of the underlying funding.

Charges on Loans with Sovereign Guarantee (Excluding Emergency Lending and Development Sustainability Contingent Credit Line)

Loan charges are established annually by the Board of Executive Directors taking into consideration the trade-offs presented in the Long-Term Financial Projections (see the "Financial Risk Management—Capital Adequacy Framework—Income Management Model" section). At a minimum, the level of loan charges for sovereign-guaranteed loans should be sufficient to generate enough income so as to cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis, adjusted for 90% of the income from the Bank's non-sovereign-guaranteed operations.

During late 2012, the Board of Executive Directors approved a lending spread of 0.84%, a credit commission of 0.25% and no supervision and inspection fee for 2013. **Table 4** shows loan charges prevailing during the periods indicated.

Table 4: LOAN CHARGES

	Lending spread %	Credit commission %	Supervision and inspection fee %
2010:			
First semester	0.95	0.25	—
Second semester ...	0.95	0.25	—
2011:			
First semester	0.80	0.25	—
Second semester ...	0.80	0.25	—
2012:			
First semester	0.62	0.25	—
Second semester ...	0.62	0.25	—

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. These guarantees are denominated in United States dollars or in local currency.

As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to noncommercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee exposure is measured as the future guaranteed cash flows, net of reinsurance, when applicable, discounted to the current period.

During 2012, six non-trade-related guarantees without sovereign counter-guarantee were approved for $133 million (2011—three for $54 million). In addition, the Bank approved a guarantee operation with sovereign counter-guarantee for $350 million. The Bank's Trade Finance Facilitation Program (TFFP) provides full credit guarantees without sovereign counter-guarantees on trade-finance transactions. This Program authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1,000 million outstanding at any time. During 2012, 308 trade-finance guarantees in the aggregate amount of $755 million were issued. This compares with 268 guarantees in the aggregate amount of $621 million issued in 2011.

As of December 31, 2012, guarantees of $761 million (2011—$980 million), including $401 million issued under the TFFP (2011—$418 million), were outstanding and subject to call. No guarantees have ever been called. The amount of guarantee exposure on non-sovereign guarantees was $641 million at December 31, 2012 (2011—$847 million).

Technical Assistance

In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independent of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional programs and training. Technical assistance activities are funded by resources from the Ordinary Capital's special programs, funds under administration, and, up to December 31, 2010, FSO resources. In 2012, the Bank approved technical assistance for a total of $284 million (2011—$242 million), including $87 million (2011—$88 million) funded by the Ordinary Capital.

LIQUIDITY MANAGEMENT

The Bank invests its liquid assets in highly rated securities and bank deposits. These instruments include obligations of highly-rated sovereign and sub-sovereign governments, agencies, multilaterals, banks and corporate entities, including asset-backed and mortgage-backed securities. In addition, the Bank uses derivatives, mostly currency and interest rate swaps, to manage its investment portfolios.

Liquidity plays a key role in the management of the Bank's funding risks by addressing the risk that the Bank may not have adequate funds to meet both future loan disbursement and debt service obligations. The objective of liquidity management is to ensure that adequate resources are available to meet anticipated contractual obligations and to ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank's liquidity management principles are set forth in **Box 3**.

Box 3: Liquidity Management Principles

The primary objective in the management of the Bank's liquid assets is preservation of capital, and maintaining a portfolio of adequate size invested in high quality liquid assets to enable the Bank to meet its financial obligations even at times when access to the capital markets becomes temporarily impaired. The secondary investment objective is to efficiently manage risk/return trade-offs of all eligible asset classes within the defined risk tolerance of the Bank, in order to help minimize the cost of carrying liquidity.

The Bank manages its liquidity through financial policies, instruments and guidelines, which serve as the rules, procedures and tools that define the Bank's liquidity management. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The Investment Guidelines approved by Management establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. Both are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank's level of risk tolerance. For information concerning the management of risk exposures on liquidity see the "Financial Risk Management" section.

The Bank's liquidity policy targets an investment portfolio sufficient to cover between six and twelve months of debt repayments and loan disbursements. The policy allows Management to manage liquidity dynamically based on the Bank's expected future cash flow needs. It requires a liquidity level ranging within a band established early in the year and sent to the Board of Executive Directors for their information. Liquidity for this purpose is essentially defined as non-borrowing countries convertible currency cash and investments, excluding the assets funded by the Bank's Discount Note Program and assets with limited or restricted availability. The policy band may be reviewed during the year depending on whether or not there are any changes in the components that generate the band (i.e., loan disbursements and debt redemptions, as well as net guarantee exposure). At December 31, 2012, liquidity, as defined, was $13,590 million, within policy limits. During the year, liquidity averaged $16,528 million compared to $14,311 million in 2011.

The Bank has short-term borrowing facilities that consist of a discount note program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts of not less than $100,000, with maturities of no more than 360 days. These funding facilities are used to manage short-term cash flow needs.

Liquid investments (trading investments portfolio) are maintained in two distinct sub-portfolios: transactional and operational, each with different risk profiles and performance benchmarks. The transactional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank's liquid holdings.

Investments of up to 10% of the portfolio may be contracted out to external managers. At December 31, 2012 and 2011, the Bank had no investments managed by external firms.

The return of the trading investments portfolio in 2012 and 2011 is shown in **Table 5**. The increase in the return of the portfolio in 2012, as compared to 2011, is primarily due to improved sentiment in credit markets, which resulted in higher mark-to-market investment gains.

Table 5: TRADING INVESTMENTS PORTFOLIO[1]
December 31, 2012 and 2011
(Amounts expressed in millions of United States dollars)

	2012		2011	
Portfolio	Ending Balance	Financial Return (%)[2][3][4]	Ending Balance	Financial Return (%)[2][3][4]
Transactional	$ 848	0.21	$ 3,524	0.18
Operational	13,528	2.88	10,080	0.76
Overall Portfolio	$14,376	2.22	$13,604	0.65

[1] After swaps and net of payable and receivable for investment securities purchased or sold.
[2] Combined return for all currencies in each portfolio.
[3] Geometrically-linked time-weighted returns.
[4] Includes gains and losses.

Performance and Exposure of the Trading Investments Portfolio

Credit markets improved in 2012, despite mixed to weak economic figures, as more optimistic sentiment prevailed in the markets as a result of further stimuli by major central banks, sound corporate earnings reports, and diminished concerns in Europe. In this environment, rates in various markets continued to trend lower.

The Bank's exposure to asset-backed and mortgage-backed securities continued to be reduced through repayments at par of $448 million during 2012 (2011—$927 million), in line with expectations, and selected asset sales. Valuations continue to be impacted by market factors, such as uneven liquidity, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

The Bank continues to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of its securities, with a particular focus on its asset-backed and mortgage-backed securities.

In 2012, the Bank recognized $293 million of mark-to-market gains in its trading investments portfolio (2011—$9 million). These investment gains, to a major extent, relate to gains recognized in the $1,527 million (2011—$2,019 million) asset-backed and mortgage-backed securities portion of the portfolio and the general recovery in credit assets. As of December 31, 2012, 33.2% of the asset-backed and mortgage-backed securities portion of the portfolio was rated AAA and AA, and 68.4% was rated investment grade compared to 48.2% and 72.9%, respectively, at December 31, 2011.

The exposure for the whole investment portfolio, excluding swaps, amounted to $14,434 million at December 31, 2012 compared to $13,743 million at December 31, 2011. The quality of the overall portfolio continues to be high, as 84.5% of the credit exposure is rated AAA and AA (2011—88.3%), 3.1% carry the highest short-term ratings (A1+) (2011—0.8%), 7.1% is rated A (2011—4.3%), and 5.3% is rated below A/A1+ (2011—6.6%). The investment portfolio continued to perform except for $0.8 million of principal losses (2011—$1.1 million). Net losses of $94 million (relative to purchase price) were realized, compared to $59 million in 2011.

Table 6 shows a breakdown of the trading investments portfolio at December 31, 2012 and 2011 by major security class together with unrealized gains and losses included in Income from Investments-Net gains, on securities held at the end of the respective year.

TABLE 6: TRADING INVESTMENT PORTFOLIO BY MAJOR SECURITY CLASS
December 31, 2012 and 2011
(Amounts expressed in million of United States dollars)

	2012		2011	
Security Class	Fair Value[1]	Unrealized Gains (Losses)[2]	Fair Value[1]	Unrealized Gains (Losses)[2]
Obligations of the United States Government and its corporations and agencies	$ 4,571	$ —	$ 1,974	$ —
U.S. Government-sponsored enterprises	31	—	841	—
Obligations of non-U.S. governments and agencies	5,263	63	5,586	(7)
Bank obligations	3,031	4	3,323	(6)
Corporate securities	11	—	—	—
Mortgage-backed securities	**986**	**104**	**1,269**	**(41)**
U.S. residential	365	64	444	(7)
Non-U.S. residential	357	31	419	(54)
U.S. commercial	66	1	167	13
Non-U.S. commercial	198	8	239	7
Asset-backed securities	**541**	**38**	**750**	**27**
Collateralized loan obligations	352	28	470	22
Other collateralized debt obligations	121	9	125	4
Other asset-backed securities	68	1	155	1
Total trading investments	14,434	209	13,743	(27)
Currency and interest rate swaps - investments-trading	(43)	(3)	(96)	(41)
Total	$14,391	$206	$13,647	$(68)

[1] Includes accrued interest of $35 million (2011—$40 million) and $(20) million (2011—$(27) million), presented in the Balance Sheet under Accrued interest and other charges-on investments and Accrued interest and other charges-on swaps-net, respectively.

[2] Represents unrealized gains and losses included in Income from Investments—Net gains for the corresponding year.

Contractual Obligations

In the normal course of business, the Bank enters into various contractual obligations that require future cash payments. The most significant contractual obligations relate to the repayment of borrowings. The maturity structure of medium- and long-term borrowings outstanding at December 31, 2012 is presented in Schedule I-4 to the financial statements. In addition, the Bank has a number of other obligations to be settled in cash, which are reflected in its financial statements, including undisbursed loans, Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and Liabilities under retirement benefit plans.

SOURCES OF FUNDS

Equity

Equity at December 31, 2012 was $20,681 million compared with $19,794 million at December 31, 2011. The increase of $887 million reflects Operating Income of $910 million, paid-in capital received under the IDB-9 of $283 million, and Net fair value adjustments on non-trading portfolios of $194 million, partially offset by Other comprehensive loss of $300 million (essentially composed of the effect of the decrease in the funded status of the Bank's pension and postretirement benefit plans of $292 million), and Board of Governors approved transfers of $200 million.

The Bank's equity base plays a critical role in securing its financial objectives, enabling the Bank to absorb risk out of its own resources and protecting member countries from a possible call on callable capital stock. **Table 7** presents the composition of the TELR at December 31, 2012 and 2011. See "Financial Risk Management—Credit Risk—Capital Adequacy Framework" for further information.

As presented in **Table 7**, the TELR decreased from 31.3% at December 31, 2011, to 31.1% at December 31, 2012. The slight decrease was mainly due to an increase of $2,303 million in loans outstanding and net guarantee exposure, partially offset by an increase in Total Equity of $586 million. Total Equity increased mostly as a result of Operating Income of $910 million and paid-in capital received under the IDB-9 of $283 million, partially offset by Other comprehensive loss of $300 million, Board of Governors approved transfers of $200 million, and payments of maintenance of value to members of $158 million, which increased the Net receivable from members. **Figure 2** presents the changes in the TELR during the last five years.

Table 7: TOTAL EQUITY-TO-LOANS RATIO
December 31, 2012 and 2011
(Amounts expressed in millions of United States dollars)

	2012	2011
Equity		
Paid-in capital stock	$ 4,640	$ 4,339
less: Capital subscriptions receivable	18	—
	4,622	4,339
Retained earnings:		
General reserve[1]	13,494	12,890
Special reserve[1]	2,565	2,565
	20,681	19,794
Plus:		
Allowances for loan and guarantee losses	197	175
Minus:		
Borrowing countries' local currency cash balances	161	173
Net receivable from members	217	76
Cumulative net fair value adjustments on non-trading portfolios	(1,047)	(1,241)
Total Equity	$21,547	$20,961
Loans outstanding and net guarantee exposure	$69,333	$67,030
Total Equity-to-Loans Ratio	31.1%	31.3%

[1] Includes Accumulated other comprehensive income.

Figure 2: TOTAL EQUITY-TO-LOANS RATIO


48%
42%
36%
30%
24%
18%
12%
6%
0%
35.3%
34.2%
33.4%
31.3%
31.1%
2008
2009
2010
2011
2012

Capitalization

Shareholders' support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2012, subscribed capital stock, net of subscriptions receivable, was $116,862 million, of which $4,622 million is paid-in and $112,240 million is callable.

Paid-in and callable capital stock subscriptions are payable as follows:

Paid-in Capital Stock: Each subscription to paid-in capital stock has been paid, in whole or in part, in United States dollars or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member's subscription to the paid-in capital stock. Under the Agreement, such obligations are accepted where currencies are not required for the Bank's operations.

Callable Capital Stock: The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank's callable capital stock.

At December 31, 2012, the total subscription of the United States, the Bank's largest shareholder, was $34,052 million, of which $1,394 million is paid-in capital stock, and the remainder constitutes callable capital stock. Of the United States' callable capital stock subscription of $32,658 million, $3,800 million had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital stock subscription, $28,858 million, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

Temporary Increase in Canada's Callable Capital: In 2009, Canada subscribed to 334,887 shares of non-voting callable capital stock. The terms and conditions of Canada's subscription to non-voting callable capital stock stipulated that the subscription was on a temporary basis, with Canada required to transfer

25% of the shares back to the Bank on each of the years 2014 to 2017. However, if an increase in the Bank's authorized ordinary capital stock would be approved prior to this scheduled transfer of shares, Canada would have the right to replace its temporary subscription with shares issued under such capital increase, as and when effective. Accordingly, on February 29, 2012, Canada exercised its right and, effective March 30, 2012, replaced 40,358 non-voting callable shares, in the amount of $487 million, with an equal amount of voting callable shares, representing the first installment of shares allocated under the IDB-9.

Capital Increase: On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million to be subscribed to by Bank members in five annual installments. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Subscriptions from 46 member countries amounting to $65,731 million were received by the Bank. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares. As a result, of the total shares subscribed, 5,134,300 shares in the amount of $61,937 million, or 88% of the total increase, were made effective, representing the amount of shares subscribed, less shares that were not made effective in order to comply with the associated minimum voting power requirements of the Agreement. Of the total shares made effective, $1,504 million represents paid-in capital stock and $60,433 million represents callable capital stock. The shares that had been reserved for the Netherlands and Venezuela (19,639 and 334,278 shares and $237 million and $4,032 million, respectively) were subsequently reallocated to other member countries on January 22, 2013 by the Bank's Board of Governors to become effective only if, on or before December 6, 2013, each member country has deposited with the Bank an Instrument of Subscription subscribing to the number of shares allocated to such member country. Upon the completion of this reallocation process, the replenishment will be fully subscribed. There will be no changes to the voting power of the borrowing member countries as a group and the United States, Canada, Japan and the group of other nonregional member countries after the reallocation becomes effective.

The effective date of the first installment of the Ordinary Capital increase was February 29, 2012 and the remaining four installments are effective on the last day of February 2013, 2014, 2015, and 2016, respectively.

Borrowings

The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various currencies, maturities, formats, and structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the proceeds may be exchanged by the Bank for the currency of any other member country without restriction. The Bank's borrowing policy is summarized in **Box 4**.

Box 4: Borrowing Policy

The Bank's policy is to limit the amount of its Net Borrowings to the subscribed callable capital stock of its non-borrowing member countries (the United States, Canada, Japan and the other nonregional members). Net Borrowings is the amount of borrowings (after swaps), plus gross guarantee exposure, less qualified liquid assets (after swaps), which include the special reserve assets. Special reserve assets can only be used for meeting the Bank's obligations on borrowings and guarantees. As of December 31, 2012, Net Borrowings represented 80.0% of the subscribed callable capital stock of the non-borrowing member countries compared to 86.3% in 2011. Accordingly, the unused borrowing capacity at the end of the year amounted to $11,582 million, compared to $7,176 million in 2011.

The objectives of the Bank's borrowing strategy are to secure long-term capital market access, volume and cost effectiveness. The Bank uses derivatives, mostly currency and interest rate swaps, for hedging purposes as part of its liability management to achieve the desired currency composition and interest rate structure as well as to lower its funding costs. The Bank closely monitors and regulates its activities with dealers and counterparties (see the "Financial Risk Management—Credit Risk—Commercial Credit Risk" section). The amount and timing of the Bank's borrowings are determined in part by loan disbursements, maturing debt and liquidity levels (see the "Liquidity Management" section).

In 2012, the proceeds from medium- and long-term debt raised directly in financial markets amounted to $12,067 million compared to $6,665 million in 2011. The higher level of borrowing operations when compared to 2011, was mainly due to a larger funding program, in part based on a higher level of anticipated debt redemptions. In addition, last year's lower borrowings reflected the positive impact on the Bank's liquidity levels of the conversion of $3,225 million of non-borrowing member currency holdings subject to maintenance of value. Borrowing operations for 2012 and 2011 are summarized in **Table 8**.

Table 8: SUMMARY OF ANNUAL BORROWING OPERATIONS
For the years ended December 31, 2012 and 2011
(Amounts expressed in millions of United States dollars)

	2012	2011
Total medium- and long-term borrowings[1]	$12,067	$6,665
Average life (years)[2]	5.7	6.8
Number of transactions	54	40
Number of currencies	9	8

[1] Represents proceeds on a trade date basis.
[2] Average life calculated considering the weighted average probability of exercising call options, as applicable.

Borrowings raised in any given year are used for general operations, including loan disbursements and refinancing of maturing debt. In 2012, the Bank executed four strategic benchmark global bond issues denominated in United States dollars with three, five, seven and thirty year maturities for a combined amount of $5,250 million. Borrowings denominated in borrowing member country currencies in the aggregate amount of $126 million were issued (2011—$407 million), composed of: Brazilian reais—$104 million and Mexican pesos—$22 million (2011—Brazilian reais—$382 million and Chilean pesos—$25 million). In addition, the Bank transacted various bonds denominated in Australian dollars, British pounds sterling, Indian rupees, Indonesian rupiahs, South African rand, New Turkish liras, and United States dollars.

New medium- and long-term borrowings by currency for 2012, as compared to 2011, are shown in **Figure 3**.

Figure 3: BORROWINGS BY CURRENCY[(1)]
For the years ended December 31, 2012 and 2011


2012
Others 4%
British pounds sterling 4%
Australian dollars 15%
United States dollars 77%
2011
Others 4%
Latin American currencies 6%
Indian rupees 2%
United States dollars 88%

[(1)] Includes medium- and long-term borrowings, excluding swaps, and represents proceeds on a trade date basis.

Borrowings outstanding by currency as of December 31, 2012 and 2011, are shown in **Table 9**.

Table 9: OUTSTANDING BORROWINGS[(1)] BY CURRENCY
DECEMBER 31, 2012 AND 2011
(Expressed in millions of United States dollars)

Currency	2012	2011
Australian dollars	$ 8,408	$ 7,503
Brazilian reais	992	1,317
British pounds sterling	1,516	895
Canadian dollars	3,113	3,657
Chilean pesos	73	68
Colombian pesos	48	50
Costa Rican colones	—	51
Euro	834	1,317
Hong Kong dollars	65	64
Indian rupees	446	421
Indonesian rupiahs	640	630
Japanese yen	837	975
Mexican pesos	951	927
New Turkish liras	353	228
New Zealand dollars	1,506	1,710
Norwegian krone	90	84
Peruvian new soles	127	120
Russian rubles	37	36
South African rand	186	212
Swiss francs	709	692
United States dollars	40,582	38,673
Total	$61,513	$59,630

[(1)] Medium- and long-term borrowings net of unamortized discounts (before swaps and mark-to-market adjustments).

The Bank may retire its debt earlier than the maturity date. For example, debt may be repurchased to facilitate secondary market liquidity and bonds may be called to reduce the cost of borrowing. During 2012, the Bank early retired $372 million of its borrowings (2011—$309 million).

Use of Derivatives: The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds mostly into United States dollars and fixed or floating rate funding to meet its loan disbursement obligations. In 2012, almost all new fixed rate borrowings were swapped into United States dollars at floating rates. In addition, almost all non-United States dollar borrowings were swapped into United States dollars. **Figures 4 and 5** illustrate the effect of swaps on both the interest rate structure and currency

composition of the medium- and long-term borrowing portfolio at December 31, 2012. More detailed information with respect to the Bank's borrowings and related derivatives is contained in Notes I, J, K, L, W and Schedule I-4 to the financial statements.

Figure 4: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUTSTANDING BORROWINGS[1]
December 31, 2012


Borrowings, before swaps
Floating & Adjustable 9%
Fixed 91%
Borrowings, after swaps
Fixed 7%
Floating 93%

[1] Medium- and long-term borrowings only.

Figure 5: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUTSTANDING BORROWINGS[1]
December 31, 2012


Borrowings, before swaps
Others 31%
Euro 1%
Japanese yen 1%
Swiss francs 1%
United States dollars 66%
Borrowings, after swaps
Euro 2%
United States dollars 98%

[1] Medium- and long-term borrowings only.

RESULTS OF OPERATIONS

Operating Income

Operating Income includes the net interest income on earning assets and the income contribution of the Bank's equity, other loan income, net investment gains, the provision for loan and guarantee losses and net non-interest expense. **Table 10** shows the breakdown of Operating Income during the last three years.

Table 10: OPERATING INCOME
For the years ended December 31, 2012, 2011 and 2010
(Expressed in millions of United States dollars)

	2012	2011	2010
Loan interest income	$1,601	$1,683	$1,764
Investment interest income	89	99	178
Other interest income	113	112	7
	1,803	1,894	1,949
Less:			
Borrowing expenses	519	462	550
Net interest income	1,284	1,432	1,399
Other loan income	67	59	66
Net investment gains	293	9	446
Other expenses:			
Provision for loan and guarantee losses	22	3	24
Net non-interest expense	712	661	635
Total	734	664	659
Operating Income	$ 910	$ 836	$1,252

Year 2012 versus 2011: The Operating Income for 2012 was $910 million compared to $836 million in 2011, an increase of $74 million. This increase was mainly due to an increase in net investment gains of $284 million, partially offset by a decrease in net interest income of $148 million, an increase in net non-interest expense of $51 million, and an increase in the provision for loan and guarantee losses of $19 million.

Year 2011 versus 2010: The Operating Income for 2011 was $836 million compared to $1,252 million in 2010, a decrease of $416 million. This decrease was mostly due to lower net investment gains of $437 million and higher net non-interest expense of $26 million, which were partially offset by higher net interest income of $33 million and a decrease in the provision for loan and guarantee losses of $21 million.

Net Interest Income

Year 2012 versus 2011: The Bank had net interest income of $1,284 million in 2012, compared to $1,432 million in 2011. The decrease was mainly due to a reduction of net interest income from loans. The lending spread on most of the Bank's loans decreased from 0.80% in 2011 to 0.62% in 2012.

Year 2011 versus 2010: The Bank had net interest income of $1,432 million in 2011, compared to $1,399 million in 2010. The increase was mainly due to an increase in the income

contribution of the portion of the loan portfolio funded with equity, partially offset by a reduction of net interest income from loans. The lending spread on most of the Bank's loans decreased from 0.95% in 2010 to 0.80% in 2011, which was partially compensated by an increase in the average loan balance of $4,688 million.

The equity duration strategy established in late 2010 resulted in an increase in interest income from the swaps (where the Bank is a variable interest rate payer and a fixed interest rate receiver) of $105 million over the prior year, offsetting the decline in interest income from equity funding variable interest rate loans.

Net Investment Gains

Year 2012 versus 2011: The Bank's trading investments portfolio experienced net mark-to-market gains of $293 million, compared to $9 million in 2011, an increase of $284 million, as the portfolio's recovery continued to be in line with the world financial markets.

Year 2011 versus 2010: The Bank's trading investments portfolio contributed net mark-to-market gains of $9 million, compared to $396 million in 2010, a decrease of $385 million mostly due to the high volatility and general risk aversion in credit markets during the second half of the year.

The average interest earning asset and interest bearing liability portfolios, after swaps, and the respective returns and costs for 2012, 2011, and 2010 are shown in **Table 11**.

Table 11: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
For the years ended December 31, 2012, 2011 and 2010
(Amounts expressed in millions of United States dollars)

	2012		2011		2010	
	Average Balance	Return/Cost %	Average Balance	Return/Cost %	Average Balance	Return/Cost %
Loans[(1)]	$66,376	2.41	$63,420	2.65	$58,732	3.01
Liquid investments[(2)(3)]	17,485	2.22	15,110	0.65	19,631	3.37
Total earning assets	$83,861	2.37	$78,530	2.27	$78,363	3.10
Borrowings	$61,082	0.85	$56,794	0.81	$57,555	0.96
Net interest margin[(4)]		1.53		1.82		1.79

[(1)] Excludes loan fees.
[(2)] Geometrically-linked time-weighted returns.
[(3)] Includes gains and losses.
[(4)] Represents net interest income as a percent of average earning assets.

Net Non-interest Expense

The main components of net non-interest expense are presented in **Table 12**.

Table 12: NET NON-INTEREST EXPENSE
For the years ended December 31, 2012, 2011 and 2010
(Expressed in millions of United States dollars)

	2012	2011	2010
Administrative expenses			
Staff costs	$469	$426	$401
Consultant fees	94	81	78
Operational travel	31	28	25
Realignment expenses	—	—	1
Other expenses	89	83	79
Total gross administrative expenses	683	618	584
Less: Share of Fund for Special Operations	(20)	(18)	(11)
Net administrative expenses	663	600	573
Service fee revenues	(7)	(6)	(5)
Special programs	75	79	83
Other income	(19)	(12)	(16)
Net non-interest expense	$712	$661	$635

Year 2012 versus 2011: Net non-interest expense increased from $661 million in 2011 to $712 million in 2012. The increase of $51 million is mainly due to higher staff costs of $43 million, of which $54 million is related to higher net pension and postretirement benefit costs resulting from the amortization of net actuarial losses

and an increase in the service cost due to the decrease in the rate used to discount the pension liabilities at the end of 2011, partially reduced by a lower amortization of prior service cost.

Year 2011 versus 2010: Net non-interest expense increased from $635 million in 2010 to $661 million in 2011. The increase is mainly due to higher staff costs of $25 million, of which $17 million relates to higher net pension and postretirement benefit costs.

FINANCIAL RISK MANAGEMENT

As part of its development banking services, the Bank is exposed to credit risk (loan portfolio or country credit and commercial credit); market risk (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); pension risk; and operational risk.

Governance

The Bank conducts its operations within a framework of financial and risk management policies, uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of Management. Four risk management units of the Bank—capital adequacy/asset-liability management, treasury risk, credit risk and financial controls/ operational risk, are combined in the Risk Management Office, which reports directly to the Executive Vice President. The Asset Liability Management Committee (ALCO) is the forum to consider risk and financial management issues in line with best risk management practices. This includes asset/liability management, capital adequacy, financial products (lending, investment, funding, etc.) and planning, treasury risk management, credit risk management, capital markets (i.e., funding and investments), liquidity management, loan management and accounting.

Credit Risk

Credit risk is the potential loss that could result from the default of borrowers (loan portfolio credit risk or country credit risk) or from the default of investment, trading or swap counterparties (commercial credit risk).

Loan Portfolio Credit Risk: Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The credit quality of the sovereign-guaranteed lending portfolio as of December 31, 2012 and 2011, as represented by the long-term foreign currency credit ratings assigned to each borrowing country by the rating agencies (generally, Standard & Poor's), is depicted in **Figure 6**.

Figure 6: CREDIT QUALITY OF SOVEREIGN-GUARANTEED LENDING EXPOSURE REFLECTED IN RATINGS OF BORROWING MEMBER COUNTRIES(1)
December 31, 2012 and 2011


2012
CCC+ to C
0.4%
SD
0.2%
B+ to B–
26.6%
Non-sovereign
guaranteed
6.5%
Investment
grade
57.7%
BB+ to BB–
8.5%
2011
B+ to B–
27.6%
CCC+ to C
0.3%
Non-sovereign
guaranteed
6.2%
Investment
grade
55.5%
BB+ to BB–
10.4%

(1) Data is rounded; detail may not add up due to rounding.

Compared to December 31, 2012, **Figure 6** shows that the relative amount of lending exposure to sovereign borrowers rated at investment grade and CCC+ to C increased 2.2% and 0.1%, respectively, while the lending exposure to sovereign borrowers in the BB+ to BB- and B+ to B- categories decreased 1.9% and 1.0%, respectively. The relative lending exposure in the non-sovereign-guaranteed category increased 0.3%. Note that the weighted average credit quality of the Bank's sovereign lending exposure remains at the BB level.

The Bank's exposure reflects the overall size and concentration of the portfolio. Exposure is limited by the Bank's lending authority; there are no per-country lending limits. Taking into consideration the regional nature of the Bank's operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio. As shown in **Figure 7**, from 2011 to 2012, the lending exposure concentration remained basically unchanged. About 66.2% of the total exposure still is held by the five largest borrowers.

Figure 7: CONCENTRATION OF LENDING EXPOSURE[1]
December 31, 2012 and 2011


2012
6 - 10
14.6%
11 - 15
8.8%
16 - 20
2.6%
21 - 25
1.2%
1 - 5
66.2%
Non-sovereign
guaranteed
6.5%
2011
6 - 10
14.8%
11 - 15
8.8%
16 - 20
2.4%
21 - 25
1.0%
1 - 5
66.8%
Non-sovereign
guaranteed
6.2%

[1] Data is rounded; detail may not add up due to rounding.

Lending Limitation: The Bank's Agreement limits the total amount of outstanding loans and guarantees to the subscribed capital, plus reserves and surplus, exclusive of income assigned to certain reserves. However, the Bank's lending capacity is also limited by its borrowing and capital adequacy policies.

Capital Adequacy Framework: The Bank's capital adequacy framework consists of a policy on capital adequacy and systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for pension and operational risk. The capital adequacy policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. As such, specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors.

Income Management Model: The Bank's Income Management Model (IMM) relates annual decisions on the uses of Ordinary Capital income with the trade-offs associated with the inter-relations of various parameters, such as: the level of loan charges; the annual lending and disbursement programs; the annual administrative expense budget; and annual transfers of income. The IMM provides the Board of the Executive Directors and Management with a methodology to review these parameters in an integrated and simultaneous fashion. The implementation of the IMM is done through the Ordinary Capital Long-Term Financial Projections (LTFP), which is utilized in making annual decisions regarding the budget of the Bank, level of loan charges, the availability of resources for the GRF, other allocations of income, and their impact on the Bank's long-term sustainable lending capacity.

The IMM requires a minimum level of loan charges for sovereign-guaranteed loans such that the income generated by these charges (adjusting for 90% of the income from the Bank's non-sovereign-guaranteed operations), cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis.

Non-performing Loans: Except for non-sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. The Bank exercises its policy under a graduated approach as summarized in **Table 13.**

TABLE 13: TREATMENT OF NON-PERFORMING SOVEREIGN-GUARANTEED LOANS

30 days after loan due date	The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with a borrower in the country in question is signed by the Bank and no loan proposal is approved.
120 days after loan due date	The Bank suspends disbursements on all loans to the guarantor and guaranteed by the guarantor if the guarantor fails to pay the amounts due.
180 days after loan due date	The Bank places in non-accrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in non-accrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for programming, preparing or processing of loans are suspended.

If loans made to a member country funded with resources of the FSO or certain other funds owned or administered by the Bank are non-performing, all loans made to or guaranteed by that member government are also considered non-performing. The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of non-sovereign-guaranteed loans, the Non-Accrual Review and Impairment Risk Committee, chaired by the Chief Risk Officer, determines when the loan is classified in non-accrual status, which can happen anytime between 30 and 90 days of being overdue or, if special circumstances warrant, at any time prior to the expiry of 30 days.

Loan and Guarantee Loss Allowances: In the Bank's 53 years of history, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio and has collected the full principal and interest due on all its loans, with only five borrowing countries having been placed in non-accrual status for varying times during 1988–2001. The maximum aggregate balance in non-accrual has never exceeded 8% of total loans outstanding. Because of the nature of its borrowers and guarantors, the Bank expects that each of its Ordinary Capital sovereign-guaranteed loans will be repaid. Information related to the countries, the periods of time, and the maximum amounts of Ordinary Capital sovereign-guaranteed loans that have been placed in non-accrual status throughout the Bank's history follows:

Historical Data of Countries in Non-accrual Status
As of December 31, 2012
(Amounts expressed in millions of United States dollars)

Country	In Non-Accrual	Out of Non-Accrual[1]	Days	Maximum Outstanding Loan Balances[2]
Panama . . .	29-Mar-88	18-Mar-92	1,450	$320
Nicaragua .	11-May-88	17-Sep-91	1,224	78
Peru	1-Mar-89	17-Sep-91	930	674
Honduras .	4-Dec-89	6-Jul-90	214	223
Suriname. .	10-Nov-92	23-Dec-92	43	12
Suriname. .	9-Nov-93	14-Feb-94	97	13
Suriname. .	13-Dec-00	6-Jun-01	175	27

[1] Repayment dates.
[2] Maximum outstanding loan balance as of any given year-end during the period the country was in non-accrual.

The Bank maintains allowances for loan and guarantee losses to recognize the probable losses inherent in its loan and guarantee portfolios, primarily related to non-sovereign-guaranteed operations. At December 31, 2012, the Bank has non-sovereign-guaranteed loans classified as impaired for $268 million (2011—$129 million). Pursuant to Bank policy, a provision for loan and guarantee losses of $22 million was recognized during 2012 (2011—$3 million). Total allowances of $197 million were maintained at December 31, 2012 (2011—$175 million). The non-sovereign-guaranteed allowances for loan and guarantee losses were 4.3% of the corresponding combined outstanding portfolios (2011—4.0%).

Commercial Credit Risk: Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, agencies, multilaterals, banks, and corporate entities, including asset-backed and mortgage-backed securities. The Bank's process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers, and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers, and dealers based on their size and creditworthiness.

As part of its regular investment, funding, and asset and liability management activities, the Bank uses derivative instruments, primarily swaps, for hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual thresholds. Counterparty exposure against established limits are calculated and monitored on the basis of potential credit exposures modeled throughout the life of each counterparty's portfolio. Simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such as collateral thresholds and termination triggers, to estimate the potential credit exposure. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its swap counterparties.

The Bank treats current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates an exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. When the Bank has more than one derivative transaction outstanding with a derivative counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, the Bank's exposure to the counterparty is considered to be zero.

Table 14 provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral, by counterparty rating category. As of December 31, 2012, the credit exposure amounted to $14,640 million, compared to $14,121 million as of December 31, 2011. The credit quality of the portfolios continues to be high, as 84.7% of the counterparties are rated AAA and AA, 3.0% carry the highest short-term ratings (A1+), 7.1% are rated A, 1.3% are rated BBB,

TABLE 14: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY
(Amounts expressed in millions of United States dollars)

	December 31, 2012						
	Investments						
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 445	$ —	$—	$ —	$ —	$ 445	3.0
AAA	3,281	297	—	43	—	3,621	24.8
AA	5,940	2,163	11	464	195	8,773	59.9
A	105	571	—	356	11	1,043	7.1
BBB	19	—	—	182	—	201	1.3
BB	75	—	—	56	—	131	0.9
B	—	—	—	130	—	130	0.9
CCC	—	—	—	156	—	156	1.1
CC and below	—	—	—	140	—	140	1.0
Total	$9,865	$3,031	$11	$1,527	$206	$14,640	100.0

	December 31, 2011						
	Investments						
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 105	$ —	$—	$ —	$ —	$ 105	0.7
AAA	3,651	490	—	273	—	4,414	31.3
AA	4,436	2,587	—	701	290	8,014	56.8
A	147	246	—	202	88	683	4.8
BBB	62	—	—	296	—	358	2.5
BB	—	—	—	60	—	60	0.4
B	—	—	—	140	—	140	1.0
CCC	—	—	—	213	—	213	1.5
CC and below	—	—	—	134	—	134	1.0
Total	$8,401	$3,323	$—	$2,019	$378	$14,121	100.0

and 3.9% are rated below BBB, compared to 88.1%, 0.7%, 4.8%, 2.5% and 3.9%, respectively, in 2011. Excluding collateral, the current credit exposure from swaps increased from $5,020 million at December 31, 2011 to $5,140 million at December 31, 2012. This swap credit exposure is offset by collateral (U.S. Treasuries or cash) of $4,934 million (2011—$4,642 million), resulting in an uncollateralized swap exposure of $206 million at December 31, 2012, compared to $378 million in 2011. The Bank has also received additional collateral amounting to $641 million (2011—$11 million) from swap counterparties.

As of December 31, 2012, out of the Bank's total current credit exposure in Europe of $5,634 million (2011—$6,718 million), the direct exposure to three Eurozone countries rated BBB+ or lower (Italy, Portugal, and Spain) was $19 million (2011—$147 million). The exposure was entirely composed of government agencies. In addition, in the countries specified, the Bank had $310 million (2011—$401 million) of exposure in asset-backed and mortgage-backed securities, generally rated higher than the sovereigns, and no net swap exposure (2011—$24 million). The remaining European current credit exposure of $5,305 million (2011—$6,146 million), regardless of asset class, was in countries rated AA- or higher.

Market Risk

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework.

Asset and Liability Management: The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting liquidity and each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The Bank employs derivatives to manage its asset and liability exposures by aligning the characteristics of its debt with the assets it is funding. In addition, the Bank utilizes derivatives to manage the modified duration of its equity within a defined policy band.

The Bank's policy for asset/liability management, among others, provides rules for the active management of equity duration and for limiting the bunching of debt redemptions within any 12-month period. As of December 31, 2012, asset/liability management swaps with a notional amount of

$6,889 million (2011—$6,143 million) were outstanding to maintain the equity duration within policy limits.

Interest Rate Risk: The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost pass-through formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged, or hedges of related interest rate exposures. The cost pass-through loans account for 93% of the existing outstanding loan portfolio as of December 31, 2012; the remaining 7% are emergency loans, non-sovereign-guaranteed loans and fixed-rate loans. A small portion of the cost pass-through loans (i.e., the adjustable rate loans) pose some residual interest rate risk given the six-month lag inherent in the lending rate calculation. The Bank funds and invests its liquidity at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

The Bank mitigates its exposure to equity-induced income changes by managing the duration of its equity within a band of four to six years through a combination of assigning equity to fund certain (mostly fixed rate) assets and interest rate swaps that are specifically issued for this purpose. While changes in interest rates will, over the long term, result in corresponding changes in the return on equity, the effect on a single year is relatively small due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly passed through to the borrowers or hedged through the use of derivative instruments.

Exchange Rate Risk: In order to minimize exchange rate risk in a multicurrency environment, the Bank funds assets in any one currency with, on an after-swap basis, borrowing obligations in the same currency, as prescribed by the Agreement. In addition, the Bank maintains basically all of its equity and equity-funded assets in United States dollars.

Figure 8 presents the currency composition of the Bank's assets and liabilities (after swaps) at the end of 2012 and 2011.

Figure 8: CURRENCY COMPOSITION OF ASSETS & LIABILITIES
December 31, 2012 and 2011


ASSETS — 2012
Euro
1%
United States
dollars
99%
ASSETS — 2011
Swiss francs
1%
Japanese
yen
1%
Euro
2%
United States
dollars
96%
LIABILITIES — 2012
Euro
2%
United States
dollars
98%
LIABILITIES — 2011
Swiss francs
1%
Japanese
yen
1%
Euro
3%
United States
dollars
95%

Liquidity Risk

Liquidity risk arises from the general funding needs of the Bank's activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (liquidation risk); and the exacerbation of these two risks by having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (concentration risk).

The Bank manages liquidity risk through its liquidity policy, asset/liability management policy and its short-term

borrowing program. The Bank's liquidity policy determines a minimum amount of liquidity which is designed to allow the Bank to refrain from borrowing for a period of time while continuing to meet its own obligations. The asset and liability management policy of the Bank, in addition to optimizing the allocation of equity and debt to fund the Bank's various assets, limits the amounts of debt refinancing within a given period. Finally, under the short-term borrowing program, discount notes with maturities of less than one year are issued to manage short-term cash flow needs.

Pension Risk

Pension risk represents the exposure from the Bank's obligation to fund any changes in the shortfall/surplus of its pension and postretirement benefit plans. Because the risk and return characteristics of pension assets and liabilities related to the Bank's Plans are not matched, the Bank's equity is exposed to volatility in the Plans' funded status. The main risk measure for the Bank's Plans is the active risk, or the volatility of the difference in performance of the Plans' assets and liabilities. In other words, the measure of how well the Plans' assets track their liabilities.

Changes in the Plans' liabilities are driven by two factors: (i) changes in interest rates of high-grade, long-term U.S. corporate bonds used to discount the stream of pension liabilities and (ii) changes in the Plans' demographics. In contrast, the change in the Plans' assets is impacted by: (i) the fluctuations in the market value of the assets in which the Plans have invested (namely, equities, many types of fixed income, real estate and other investments held by the Plans) and (ii) changes in interest rates of high-grade, long-term bonds.

If the changes in the Plans' assets exactly mirrored the changes in the Plans' liabilities, there would be no active risk. However, because a large part of the Plans' assets include stocks and other securities whose values are influenced by factors other than interest rates, the Plans' assets are much less sensitive to the change in long-term interest rates than the Plans' liabilities, resulting in active risk.

Under its capital adequacy policy, the Bank determines specific capital requirements for the active risk in its Plans.

Operational Risk

Operational risk is the risk arising from inadequate or failed internal processes, people and systems, or from external events, that can cause financial losses or result in reputational damage. These failures may be incurred while executing processes to meet the Bank's objectives; operational risk is inherent in all operations and processes. In addition, operational risk includes fraud and failures in the Bank's execution of its contractual, fiduciary and agency responsibilities.

The Bank has policies and procedures in place covering different aspects of operational risk. These include the Bank's high standards of business ethics and its established system of internal controls. These are supplemented by the Bank's disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, the procedures for risk management and fiduciary arrangements in projects, and procurement and purchasing policies.

In 2012, the Bank merged the Operational Risk Management and the Internal Control over Financial Reporting (ICFR) functions under the Chief Risk Officer to integrate common processes with the view of achieving operational efficiencies. The Bank continued implementing an integrated Operational Risk Management Framework (ORMF), which includes the undertaking of the risk and control assessments as well as training to the business units. A multi-year program for the implementation of the integrated ORMF was prepared and it is being carried out with the view of enhancing the management of the operational risks faced by the Bank.

Internal Control Over Financial Reporting: The Bank follows the Committee of Sponsoring Organizations of the Treadway Commission Internal Control-Integrated Framework (the COSO Framework) for its financial reporting controls, and has in place an annual process for Management to report on the effectiveness of the ICFR, and for the external auditors to audit and issue an opinion as to the effectiveness of the ICFR. The Management report and external auditors' report on internal control over financial reporting for 2012 are included in the financial statements.

ADDITIONAL REPORTING AND DISCLOSURE

Basis of Reporting

The financial statements are prepared in accordance with GAAP, which require Management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

Critical Accounting Policies

The Bank believes that the relevant significant accounting policies discussed below, used to present its financial results in accordance with GAAP, may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Fair Value of Financial Instruments: The Bank uses fair value measurements to account for the trading investments portfolio, borrowings elected under the fair value option and all derivatives (mostly interest and currency swaps), and for disclosures of financial instruments. Fair values are based on quoted market prices when they are available. Otherwise, fair values are based on prices from external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing discounted cash flows. Pricing models generally use inputs from market sources such as interest rate yield curves, currency exchange rates and option volatilities. These inputs have a significant effect on the reported fair values of assets and liabilities and related income and expenses.

Management believes its measurements of fair value are reasonable given its processes for obtaining and prioritizing observable inputs (i.e. external prices and parameters) and the consistent application of this approach from period to period.

The interest component of the changes in the fair value of trading securities and related derivatives is presented in Income from Investments-Interest in the Statement of Income and Retained Earnings. The remaining changes in fair value of those securities are presented in Income from Investments-Net gains. The interest component of the changes in fair value of borrowings and borrowing, lending, and equity duration derivatives is recorded in Borrowing expenses, Income from loans and Other interest income, respectively. The remaining changes in fair value of these instruments are reported in Net fair value adjustments on non-trading portfolios. See Note R to the financial statements.

Loan and Guarantee Loss Allowances: The Bank maintains allowances for losses on its loan and guarantee portfolios at levels Management believes to be adequate to absorb estimated losses inherent in the total portfolio at the balance sheet date. Setting the level of the allowances requires significant judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Accordingly, the level of its loan and guarantee loss allowances is relatively small and mainly related to the non-sovereign-guaranteed loan and guarantee portfolios.

Pension and Other Postretirement Benefits: The Bank participates along with the IIC in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between the Bank and the IIC based upon their employees' respective participation in the plans. Costs allocated to the Bank are subsequently shared between the Ordinary Capital and the FSO based on a cost allocation formula approved by the Board of Governors. The underlying actuarial assumptions used to determine the projected benefit obligations and the funded status associated with these plans are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. For further details, refer to Note S to the financial statements.

ADMINISTRATION AND GOVERNANCE OF THE BANK

The Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each voting share of the Bank's Ordinary Capital stock subscribed by that member. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits nonregional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2012, showing the voting power and the number of shares subscribed by each member, is set forth in the Statement of Subscriptions to Capital Stock and Voting Power (see Schedule I-6 to the financial statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors

The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one elected by the Governor for Canada, three elected by the Governors for the nonregional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Each Executive Director appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or her, or, if elected, the number of votes that counted toward the election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

There are seven standing committees of the Board of Executive Directors: the Audit Committee; the Budget and Financial Policies Committee; the Conduct Committee; the Organization, Human Resources and Board Matters Committee; the Policy and Evaluation Committee; the Programming Committee; and the Steering Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

The following is an alphabetical list of the members of the Board of Executive Directors, the member countries by

which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

Executive Directors	Alternates	Member Countries
Mattia Adani (Italy)	Ulrike Metzger (Germany)	Belgium, China, Germany, Israel, Italy, The Netherlands and Switzerland
Gustavo Arnavat (United States)	* (United States)	United States
Yasuhiro Atsumi (Japan)	Gerald Duffy (United Kingdom)	Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom
Adina Bastidas (Venezuela)	Antonio De Roux (Panama)	Panama and Venezuela
Marcelo Bisogno (Uruguay)	Luis Hernando Larrazabal (Bolivia)	Bolivia, Paraguay and Uruguay
Ricardo de Medeiros Carneiro (Brazil)	Sérgio Portugal (Brazil)	Brazil and Suriname
Gabriela Costa (Argentina)	Federico Chinchilla (Argentina)	Argentina and Haiti
Alejandro Foxley (Chile)	Xavier Santillán (Ecuador)	Chile and Ecuador
James Haley (Canada)	Carol Nelder-Corvari (Canada)	Canada
Kurt Kisto (Trinidad and Tobago)	Zulfikar Ally (Guyana)	The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago
Carmen María Madríz (Costa Rica)	Carla Anaí Herrera Ramos (Guatemala)	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua
María Pérez Ribes (Spain)	Per Oyvind Bastoe (Norway)	Austria, Denmark, Finland, France, Norway, Spain and Sweden
Roberto Prieto Uribe (Colombia)	Kurt Burneo Farfan (Peru)	Colombia and Peru
Cecilia Ramos Ávila (Mexico)	Muriel Alfonseca (Dominican Republic)	Dominican Republic and Mexico

*Vacant

Audit Committee of the Board of Executive Directors: The primary responsibilities of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) communication with and between the External Auditors, Management, the office of the Executive Auditor, the office of Institutional Integrity, and others responsible for risk management and for administering the Bank's sanctions procedures, and the Board, (v) activities in promoting institutional integrity, including with regard to matters involving fraud and corruption practices, and the fiduciary aspects of the Bank's policies and activities. The Committee has responsibility for reviewing the performance of and recommending to the Board of Executive Directors (which, in turn, recommends to the Board of Governors) the appointment of the external auditor, as well as monitoring the external auditor's independence. The Committee also participates in the oversight of the internal audit function, including reviewing responsibilities, staffing, the annual internal audit plan and the effectiveness of the internal control audit function. The Audit Committee, which includes all the members of the Board of Executive Directors, meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank's Management and the external auditors. The Audit Committee may obtain advice and assistance from outside advisors as deemed appropriate to perform its duties and responsibilities.

Office of Evaluation and Oversight: The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank's strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

Principal Officers: The President is elected by the Board of Governors and is the institution's chief executive officer. Under the direction of the Board of Executive Directors, the President conducts the ordinary business of the Bank, assisted by the Executive Vice President and four Vice Presidents. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is elected by the Board of Executive Directors and functions as the chief operating officer, supervising the four Vice Presidents and the senior staff. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Countries, the Vice President for Sectors and Knowledge, the Vice President for Finance and

Administration, and the Vice President for Private Sector and Non-Sovereign-Guaranteed Operations are appointed by the Board of Executive Directors on the recommendation of the President of the Bank, and report to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice Presidents undertake the following responsibilities:

- The Vice President for Countries, the third ranking Bank official in order of precedence, is responsible for leading the dialogue and relationship of the Bank with all 26 borrowing member countries, assisted by five operations departments, and 26 country offices and the Operations Financial Management and Procurement Services Office. In the absence or incapacity of the President and the Executive Vice President, the Vice President for Countries exercises the authority and performs the functions of the President.
- The Vice President for Sectors and Knowledge is responsible for developing knowledge focusing on emerging development challenges; developing the level of sector knowledge of countries and regions necessary to support member countries in the design and execution of their development projects and for the promotion of integration and trade; developing and supporting the execution of programs and projects; disseminating and training on Bank knowledge and sector expertise to member countries; and developing a demand-driven learning program for staff skills in support of business needs.
- The Vice President for Finance and Administration is responsible for mobilizing and managing the Bank's resources; supporting the Bank's operational areas through an effective and efficient management and supervision of the Bank's financial, legal, human resources, information technology, budget, and administrative functions; and establishing and monitoring compliance with corporate policies and procedures.
- The Vice President for Private Sector and Non-Sovereign-Guaranteed Operations is responsible for coordinating the development and delivery of private sector and non-sovereign-guaranteed operational programs of the three components of the IADB Group[6] and is in charge of the development and implementation of the Private Sector Integrated Business Plan, as well as the business plans of each of the three members of the IADB Group.

[6] The IADB Group has three members that associate on activities concerning the development of the private sector: the IADB, the IIC and the Multilateral Investment Fund II (MIF). The IADB, the IIC and the MIF are distinct entities with separate ownership and financial resources. The IIC is a public international organization, and the MIF is a fund administered by the IADB. Each of the IIC and the MIF are described more fully in this Information Statement. None of these entities is responsible for the obligations of the others.

The following is a list of the principal officers of the Bank as of the date of this Information Statement:

Luis Alberto Moreno	President
Julie T. Katzman	Executive Vice President
Roberto Vellutini	Vice President for Countries
Santiago Levy	Vice President for Sectors and Knowledge
Jaime A. Sujoy	Vice President for Finance and Administration
Hans Schulz	Vice President for Private Sector and Non-Sovereign-Guaranteed Operations, a.i.
José Juan Ruiz Gómez	General Manager and Chief Economist, Department of Research and Chief Economist
José Luis Lupo	General Manager, Country Department Southern Cone
Verónica Zavala	General Manager, Country Department Andean Group
Gina Montiel	General Manager, Country Department Central America, Mexico, Panama and Dominican Republic
Gerard Johnson	General Manager, Country Department Caribbean Group
José Agustín Aguerre	General Manager, Country Department Haiti
Germán Quintana	Secretary of the Bank
Jorge Alers	General Counsel
Edward Bartholomew	Finance General Manager and Chief Financial Officer
Luis Estanislao Echebarría	General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness
Yeshvanth Edwin	General Manager, Budget and Administrative Services Department
Hans Schulz	General Manager, Structured and Corporate Financing Department
Claudia Bock-Valotta	General Manager, Human Resources Department
Simon Gauthier	General Manager and Chief Information Officer, Information Technology Department
Nancy Lee	General Manager, Office of the Multilateral Investment Fund
Luis Giorgio	Chief, Office of the Presidency
Marcelo Cabrol	Manager, Office of External Relations
Alexandre Meira Da Rosa	Sector Manager, Infrastructure and Environment Sector
Hector Salazar	Sector Manager a.i., Social Sector
Ana María Rodríguez-Ortiz	Sector Manager, Institutions for Development Sector
Antoni Estevadeordal	Sector Manager, Integration and Trade Sector
Graciela Schamis	Sector Manager, Knowledge and Learning Sector
Luiz Ros	Sector Manager, Opportunities for the Majority Sector
Bernardo Guillamon	Manager, Office of Outreach and Partnerships

Gustavo De Rosa	Chief Risk Officer, Office of Risk Management
Maristella Aldana	Chief a.i., Office of Institutional Integrity
Jorge da Silva	Executive Auditor

Cheryl W. Gray is the Director of the Office of Evaluation and Oversight.

Ethical Matters

The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption.

Codes of Ethics: The Bank requires highly qualified, dedicated and motivated employees to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics and Professional Conduct that applies to all employees. This Code, which is available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=37198737, contains guidelines concerning conflicts of interest, use of Bank information, and an employee's financial and business interests, among other matters.

The Bank also has a separate Code of Conduct applicable to the Executive Directors. This Code, which is also available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=36769178 sets forth guiding principles comparable to those governing employees adapted to the unique role of Executive Directors.

The Bank has also an Ethics Officer for oversight of ethic matters for Bank employees, and a Board Conduct Committee for matters concerning Executive Directors.

Office of Institutional Integrity: The Office of Institutional Integrity (OII), an independent unit reporting to the President, was established to promote institutional integrity. The OII complies with its mandate through the detection and investigation of fraud, corruption and misconduct and the support of initiatives for their prevention. Allegations of corrupt or fraudulent activities involving Bank-financed activities or Bank staff may be reported to the OII in person, by telephone, e-mail, facsimile, regular mail, or through the allegations forms available on the Bank's website: www.iadb.org/oii. Such allegations may be made confidentially or anonymously.

External Auditors

General: The external auditors are appointed by the Board of Governors following a competitive bidding process. After a competitive bidding process, in March 2012 the Board of Governors appointed KPMG LLP (KPMG) as the External Auditors of the Bank for the five-year period 2012–2016, as Ernst & Young LLP completed its second and last five-year term, in compliance with the Bank's mandatory rotation policy.

Contracted fees for audit services provided to the Bank by KPMG in connection with the 2012 financial statement and internal control audits amount to $1,169,000. KPMG also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement plans, for which contracted fees related to the 2012 audits are $490,000.

External Auditors' Independence: The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors' independence. In this regard, the Audit Committee is guided by the following key principles:

- The work plan of the external auditors, including audit and audit-related services, must be approved by the Board of Executive Directors, based on the recommendation of the Audit Committee.
- External auditors' participation in non-audit services is limited to exceptional audit related services and requires approval of the Board of Executive Directors acting on the recommendation of the Audit Committee.
- The external auditors' engagement and review partners must rotate at least every five years.
- The performance of the external auditors is evaluated annually.
- The external auditors' independence must be confirmed annually by the Audit Committee.
- The external auditors have full access to the Audit Committee and the Board of Executive Directors.

The Agreement Establishing the Bank

The Agreement sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

Copies of the Agreement are available for inspection and distribution at the Bank's office in Washington, D.C. The full text of the Agreement is also available on the Bank's website at www.iadb.org/leg/Documents/Pdf/Convenio-Eng.pdf.

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such debt securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

FUND FOR SPECIAL OPERATIONS

General

The FSO was established under the Agreement for the purpose of making loans "on terms and conditions appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects". The amortization periods for loans from the FSO are longer and the interest rates lower than for loans from the Bank's Ordinary Capital.

Under the Agreement, the Ordinary Capital is required at all times and in all respects to be held, used, obligated, invested and otherwise disposed of entirely separate from the FSO. Separate financial statements for the Ordinary Capital operations and the operations of the FSO are required. The Ordinary Capital resources are under no circumstances to be used to discharge losses or liabilities arising from the FSO's operations. Administrative and other expenses pertaining to the operations of the FSO are charged to the FSO (see Note B to the financial statements).

In 2012, the Bank approved 21 parallel loans for a total of $1,048 million, composed of $320 million and $728 million from the resources of the FSO and the Ordinary Capital, respectively (2011—19 loans totaling $583 million composed of $181 million and $402 million from the resources of the FSO and Ordinary Capital, respectively). As of December 31, 2012, FSO outstanding loans amounted to $4,277 million (2011—$4,162 million).

At December 31, 2012, the FSO's fund balance amounted to $4,958 million (2011—$4,796 million), mostly resulting from subscribed contribution quotas from member governments of the Bank less debt relief provided to the poorest borrowing member countries and Board of Governors approved transfers.

Increase in the Resources of the FSO

As part of the IDB-9, on October 31, 2011, the Board of Governors authorized the increase in the resources of the FSO consisting of an additional $479 million of new contribution quotas to be paid by the Bank members in United States dollars. Member countries have the option to make contributions either in one installment (i.e., their share of the $479 million) or in five equal annual installments of their share of the undiscounted amount of the $479 million, established at $517.3 million, starting in 2011. As of December 31, 2012, instruments of contribution have been received amounting to $473 million, of which $377 million have been paid.

INTERMEDIATE FINANCING FACILITY ACCOUNT

The resources of the IFF are used to defray a portion of the interest due by borrowers on certain loans approved from the Ordinary Capital up to December 31, 2006: a maximum of up to 3.62% per annum (5% per annum for certain loans) of the interest rate due on such loans. The IFF is funded from income earned on its own investments.

IDB GRANT FACILITY

In 2007, the Board of Governors approved the creation of the GRF for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects. The GRF is currently funded by income transfers from the Ordinary Capital.

As part of the IDB-9, the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income to the GRF, beginning in 2011 through 2020. In March 2012, the Board of Governors approved the

transfer of $200 million (2011—$200 million) of Ordinary Capital income to the GRF.

Total grants approved for Haiti from the GRF during 2012 amounted to $245 million (2011—$241 million).

FUNDS UNDER ADMINISTRATION

General

In addition to its Ordinary Capital, the FSO, the IFF, and the GRF, the Bank administers on behalf of donors, such as member countries, other international organizations, and other entities, funds for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to cofinance Bank lending projects (including guarantees), to make non-reimbursable loans and other financings (grants), and to fund technical assistance activities, including project preparation and training.

The funds under administration are held in trust separately from Bank assets. As of December 31, 2012, the Bank administered resources on behalf of donors of approximately $2,540 million. During 2012, the Bank received $14 million for the administration and expense reimbursements related to these funds.

Multilateral Investment Fund II

The MIF is a fund administered by the Bank. The MIF's overall focus is to support equitable economic growth and provide a sustainable means of exiting poverty by increasing access to finance, basic services, and markets and capabilities.

During 2012, the MIF approved 86 operations amounting to $93 million and increased already existing operations for $4 million. As of December 31, 2012, the MIF has approved operations amounting to $1,688 million, net of cancellations, of which a substantial amount is technical cooperation grants. MIF operations include technical assistance, loans, equity investments and guarantees.

INTER-AMERICAN INVESTMENT CORPORATION

The activities of the Bank are complemented by those of the IIC. The IIC is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 44 member countries are also members of the Bank. The purpose of the IIC is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale.

The funds of the IIC are completely separate from those of the Bank. During 2012, the IIC approved 73 operations, which included equity investments and loans in the aggregate amount of $379 million. To date, the IIC has approved operations amounting to $4,810 million. At December 31, 2012, outstanding loans totaled $1,062 million and outstanding equity investments totaled $26 million.

The Bank has approved a loan to the IIC of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2012, there was $100 million outstanding and $200 million available for disbursement.

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Index to Financial Statements

MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

March 8, 2013

The Management of the Inter-American Development Bank (Bank) is responsible for establishing and maintaining effective internal control over financial reporting in the Bank. Management has evaluated the internal control over financial reporting of the Bank's Ordinary Capital using the criteria for effective internal control established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the internal control over financial reporting of the Bank's Ordinary Capital as of December 31, 2012. Based on this assessment, Management believes that the Bank's Ordinary Capital's internal control over financial reporting is effective as of December 31, 2012.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

KPMG LLP, an independent registered public accounting firm, has expressed an unqualified opinion on the effectiveness of the Bank's Ordinary Capital's internal control over financial reporting as of December 31, 2012. In addition, the Bank's Ordinary Capital's financial statements, as of and for the year ended December 31, 2012, have been audited by KPMG LLP.



Luis Alberto Moreno
President



Jaime Alberto Sujoy
Vice President for Finance and Administration



Edward Bartholomew
Finance General Manager and CFO



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors
Inter-American Development Bank

We have audited the Inter-American Development Bank (the Bank)—Ordinary Capital's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report Regarding the Effectiveness of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the internal control over financial reporting of the Bank's Ordinary Capital based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank's Ordinary Capital maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of the Inter-American Development Bank—Ordinary Capital as of December 31, 2012, including the statements of trading investments and swaps, loans, loans outstanding by currency and interest-rate type, medium- and long-term borrowings and swaps, subscriptions to capital stock, and subscriptions to capital stock and voting power, and the related statements of income and retained earnings, comprehensive income, and cash flows for the year then ended, and our report dated March 8, 2013 expressed an unqualified opinion on those financial statements.

KPMG LLP

Washington, D.C.
March 8, 2013



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors
Inter-American Development Bank

We have audited the accompanying balance sheet of the Inter-American Development Bank (the Bank)—Ordinary Capital as of December 31, 2012, including the statements of trading investments and swaps, loans, loans outstanding by currency and interest-rate type, medium- and long-term borrowings and swaps, subscriptions to capital stock, and subscriptions to capital stock and voting power, and the related statements of income and retained earnings, comprehensive income and cash flows for the year then ended (together referred to as the financial statements). These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Banks' Ordinary Capital as of and for each of the years ended December 31, 2011 and 2010, were audited by other auditors whose report dated March 9, 2012, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank's Ordinary Capital as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of the Bank's Ordinary Capital as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2013 expressed an unqualified opinion on the effectiveness of the Bank's Ordinary Capital's internal control over financial reporting.

KPMG LLP

Washington, D.C.
March 8, 2013

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEET

Expressed in millions of United States dollars

	December 31,			
	2012		2011	
ASSETS				
Cash and investments				
Cash—Notes C and W	$ 1,021		$ 1,189	
Investments—Trading—Notes D, K, L and W, Schedule I-1	14,399	$15,420	13,703	$14,892
Loans outstanding—Notes E, T and W, Schedules I-2 and I-3	68,640		66,130	
Allowance for loan losses	(180)	68,460	(150)	65,980
Accrued interest and other charges				
On investments	35		40	
On loans	439		466	
On swaps, net	352	826	345	851
Receivable from members—Note G				
Non-negotiable, non-interest-bearing obligations:				
Demand notes	72		73	
Term notes	205		221	
Amounts required to maintain value of currency holdings	1	278	1	295
Currency and interest rate swaps—Notes K, L and W				
Investments —trading—Schedule I-1	50		11	
Loans	24		112	
Borrowings—Schedule I-4	6,450		6,702	
Other	279	6,803	215	7,040
Other assets				
Receivable for investment securities sold	—		2	
Property, net—Note H	331		325	
Miscellaneous	91	422	47	374
Total assets		$92,209		$89,432
LIABILITIES AND EQUITY				
Liabilities				
Borrowings—Notes I, J, L and W, Schedule I-4				
Short-term	$ 840		$ 898	
Medium- and long-term:				
Measured at fair value	45,458		48,901	
Measured at amortized cost	19,267	$65,565	14,124	$63,923
Currency and interest rate swaps—Notes K, L and W				
Investments—trading—Schedule I-1	73		80	
Loans	1,855		1,658	
Borrowings—Schedule I-4	639	2,567	794	2,532
Payable for investment securities purchased		—		33
Payable for cash collateral received		805		910
Liabilities under retirement benefit plans—Note S		1,153		796
Due to IDB Grant Facility		351		272
Amounts payable to maintain value of currency holdings—Note G		61		219
Accrued interest on borrowings		532		538
Accounts payable and accrued expenses		494		415
Total liabilities		71,528		69,638
Equity				
Capital stock—Note O, Schedules I-5 and I-6				
Subscribed 9,688,828 shares (2011- 8,702,335 shares)	116,880		104,980	
Less callable portion	(112,240)		(100,641)	
Paid-in capital stock	4,640		4,339	
Capital subscriptions receivable	(18)		—	
Retained earnings—Note P	16,392		15,488	
Accumulated other comprehensive income (loss)—Note Q	(333)	20,681	(33)	19,794
Total liabilities and equity		$92,209		$89,432

The accompanying notes and schedules are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF INCOME AND RETAINED EARNINGS

Expressed in millions of United States dollars

	Years ended December 31,		
	2012	**2011**	**2010**
Income			
Loans			
Interest, after swaps—Notes E and K	**$ 1,601**	$ 1,683	$ 1,764
Other loan income	**67**	59	66
	1,668	1,742	1,830
Investments—Note K			
Interest	**89**	99	178
Net gains	**293**	9	446
Other interest income—Note K	**113**	112	7
Other	**26**	18	21
Total income	**2,189**	1,980	2,482
Expenses			
Borrowing expenses			
Interest, after swaps—Notes I, J, K and L	**508**	455	523
Borrowing issue costs	**12**	12	27
Debt repurchase income	**(1)**	(5)	—
	519	462	550
Provision for loan and guarantee losses—Note F	**22**	3	24
Administrative expenses—Note B	**663**	600	573
Special programs	**75**	79	83
Total expenses	**1,279**	1,144	1,230
Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers	**910**	836	1,252
Net fair value adjustments on non-trading portfolios—Notes I, J, K and R	**194**	(919)	(850)
Board of Governors approved transfers—Note N	**(200)**	(200)	(72)
Net income (loss)	**904**	(283)	330
Retained earnings, beginning of year	**15,488**	15,771	15,441
Retained earnings, end of year	**$16,392**	$15,488	$15,771

STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of United States dollars

	Years ended December 31,		
	2012	**2011**	**2010**
Net income (loss)	**$904**	$ (283)	$330
Other comprehensive income (loss)—Note Q			
Translation adjustments	**(8)**	(3)	(25)
Recognition of changes in assets/liabilities under retirement benefit plans—Note S	**(292)**	(880)	(19)
Total other comprehensive income (loss)	**(300)**	(883)	(44)
Comprehensive income (loss)	**$604**	$(1,166)	$286

The accompanying notes and schedules are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF CASH FLOWS

Expressed in millions of United States dollars

	Years ended December 31,		
	2012	2011	2010
Cash flows from lending and investing activities			
Lending:			
Loan disbursements (net of participations)	**$ (6,883)**	$ (7,898)	$(10,341)
Loan collections (net of participations)	**4,571**	4,601	5,598
Net cash used in lending activities	**(2,312)**	(3,297)	(4,743)
Gross purchases of held-to-maturity investments	**—**	—	(4,409)
Gross proceeds from maturities or sale of held-to-maturity investments	**—**	—	7,373
Purchase of property	**(22)**	(21)	(33)
Miscellaneous assets and liabilities	**(32)**	(9)	(30)
Net cash used in lending and investing activities	**(2,366)**	(3,327)	(1,842)
Cash flows from financing activities			
Medium- and long-term borrowings:			
Proceeds from issuance	**12,067**	6,808	11,726
Repayments	**(9,613)**	(7,919)	(9,998)
Short-term borrowings:			
Proceeds from issuance	**4,445**	6,121	469
Repayments	**(4,503)**	(5,253)	(2,349)
Cash collateral received	**(105)**	898	12
Collections of receivable from members	**16**	71	30
Collections of capital subscriptions	**358**	—	—
Payments of maintenance of value to members	**(158)**	(317)	—
Net cash provided by (used in) financing activities	**2,507**	409	(110)
Cash flows from operating activities			
Gross purchases of trading investments	**(29,087)**	(21,150)	(31,865)
Gross proceeds from sale or maturity of trading investments	**28,723**	23,977	32,691
Loan income collections, after swaps	**1,695**	1,748	1,864
Interest and other costs of borrowings, after swaps	**(1,000)**	(215)	(373)
Income from investments	**(7)**	18	251
Other interest income	**113**	114	—
Other income	**38**	18	21
Administrative expenses	**(586)**	(576)	(574)
Transfers to the IDB Grant Facility	**(121)**	—	—
Special programs	**(78)**	(69)	(55)
Net cash provided by (used in) operating activities	**(310)**	3,865	1,960
Effect of exchange rate fluctuations on cash	**1**	—	(8)
Net increase (decrease) in Cash	**(168)**	947	—
Cash, beginning of year	**1,189**	242	242
Cash, end of year	**$ 1,021**	$ 1,189	$ 242

The accompanying notes and schedules are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS

Note A – Origin
The Inter-American Development Bank (Bank) is an international organization which was established in December 1959, and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (10.9%), Brazil (10.9%), Mexico (7.0%) and Venezuela (5.1%). The Bank's purpose is to promote the economic and social development of Latin America and the Caribbean, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF), and the IDB Grant Facility (GRF). The FSO was established to make loans on highly concessional terms in the less developed member countries of the Bank. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans approved from the Ordinary Capital up to December 31, 2006. The GRF was established in 2007 for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects.

Note B – Summary of Significant Accounting Policies
The financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans. Certain reclassifications have been made to 2011 and 2010 balances, where applicable, to conform to the 2012 presentation.

New Accounting Pronouncements
During the last quarter of 2011, the Financial Accounting Standards Board (FASB) issued ASU No. 2011-11 requiring disclosure of both, gross and net information of financial and derivative instruments eligible for offset in the Balance Sheet, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The required disclosures are applicable to the Bank as of January 1, 2013 and should be provided retrospectively for all comparative periods presented. This disclosure will be incorporated in the condensed quarterly financial statements as of March 31, 2013 and will not have an impact on the Bank's financial condition or results of operations.

In addition, in 2011 the FASB issued ASU No. 2011-04 which, among other changes, expanded existing disclosure requirements for fair value measurements to achieve common disclosure requirements with international standards, and clarified the FASB's intent about the application of existing fair value measurement requirements. This update was effective in 2012 and the required applicable disclosures have been included in Note L—Fair Value Measurements. ASU No. 2011-04 amendments did not have an impact on the Bank's financial condition or results of operations.

Currency Accounting
The financial statements are expressed in United States dollars; however, the Bank conducts its operations in the currencies of substantially all its members, which are all considered functional currencies to the extent that the operations are conducted in those currencies. The Ordinary Capital resources are derived from capital stock, borrowings and accumulated earnings in those various currencies. Assets and liabilities in functional currencies are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, net adjustments resulting from the translation of functional currencies are charged or credited to Translation adjustments[1] and are presented as a separate component of Other comprehensive income (loss) in the Statement of Comprehensive Income. Borrowings and loans in non-functional currencies are translated with the gain or loss recorded in Net fair value adjustments on non-trading portfolios in the Statement of Income and Retained Earnings. Income and expenses are translated at market exchange rates prevailing during each month.

Valuation and Recognition of Capital Stock
The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959. The Second Amendment to the

[1]References to captions in the financial statements are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold effective April 1, 1978. The General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR) became the successor to the 1959 United States dollar as the standard of value for the Bank's capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies, including the United States dollar. Pending a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars at July 1, 1974, whose value is equal to approximately 1.2063 of the then current United States dollars.

Instruments of subscription are received from member countries committing to subscribe paid-in and callable capital stock according to the corresponding capital replenishment. Paid-in and callable capital subscriptions are recorded on the corresponding effective date of the individual installments, as provided for in the replenishments. Unpaid paid-in capital subscriptions are deducted from Paid-in capital stock on the Balance Sheet. Subscriptions paid in advance are recorded as a liability until the effective date of the corresponding installment.

Maintenance of value (MOV)
In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV on non-borrowing member countries' currency holdings is presented as an asset or liability on the Balance Sheet, included in Amounts required/payable to maintain value of currency holdings. In December 2010, the Bank converted substantially all non-borrowing member countries' currency holdings subject to MOV to United States dollars. Subsequently in 2011, the Bank converted the remaining non-borrowing member countries' currency holdings subject to MOV to United States dollars.

Board of Governors approved transfers
In accordance with the Agreement, the Board of Governors may exercise its authority to approve transfers of Ordinary Capital income to the FSO or other accounts (currently only the GRF) administered by the Bank. These transfers, referred to as "Board of Governors approved transfers", are reported as expenses when incurred, upon approval, and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

Retained earnings
Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998 and no further additions are being made to it.

Investments
All investment securities and related derivative instruments (mostly currency and interest rate swaps) are designated as a trading portfolio, recorded using trade-date accounting, and are carried and reported at fair value, with changes in fair value included in Income from Investments-Net gains in the Statement of Income and Retained Earnings.

Loans
The Bank makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign-guaranteed loans to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the government. Non-sovereign-guaranteed loans and guarantees are also made (i) in all economic sectors, and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities), on the basis of market-based pricing. In addition, the Bank makes loans to other development institutions without sovereign guarantee.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results. Front-end fees on emergency loans are deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Income on loans is recognized following the accrual basis of accounting. The Bank considers a loan to be past due when the scheduled principal and/or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on non-accrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. In addition, if loans made to a member country with resources of the FSO or certain other funds owned or administered by the Bank are placed on non-accrual status, all Ordinary Capital loans made to, or guaranteed by, that member government will also be placed on non-accrual status. On the date a member's loans are placed on non-accrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on non-accruing loans are included in income only to the extent that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from non-accrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For non-sovereign-guaranteed loans, it is the general policy of the Bank to place on non-accrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectibility. Income is recorded thereafter on a cash basis until loan service is current and Management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from non-accrual status.

The Bank considers a non-sovereign-guaranteed loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the loan's original contractual terms. Specific allowances for losses on impaired loans are set aside based on Management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral.

Loans are divided in two main portfolios: sovereign-guaranteed and non-sovereign-guaranteed, which are used for purposes of determining the allowance for loan losses. For the sovereign-guaranteed loan portfolio, the Bank does not reschedule and has not written off any such Ordinary Capital loans. In addition, because of the nature of its borrowers, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Therefore, the Bank determines the nature and extent of its exposure to credit risk by considering the long-term foreign credit rating assigned to each borrower country by the rating agencies (generally Standard & Poor's – S&P), adjusted by the probabilities of default to the Bank. For the non-sovereign-guaranteed loan portfolio, the Bank manages and measures credit risk using an internal credit risk classification system that takes into consideration three dimensions to reflect the risk of the borrower, the associated security or features of the transaction and the country related risk, which all combined produces a final rating that reflects the expected losses associated with the transaction. The final rating is estimated to map to the corporate rating scale of S&P's and/or Moody's or an average of those two.

The Bank periodically reviews the collectibility of loans and, if applicable, records, as an expense, provisions for loan losses in accordance with its determination of the collectibility risk of the sovereign-guaranteed and non-sovereign-guaranteed loan portfolios. Such reviews consider the credit risk for each portfolio as defined above, as well as the potential for loss arising from delay in the scheduled loan repayments.

Partial or full loan write-offs are recorded when a loss has been "realized" through either a legal agreement or final bankruptcy settlement or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected.

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limits established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage infrastructure investments, local capital market development, and trade-finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. Under the Trade Finance Facilitation Program (TFFP), the Bank also provides full credit guarantees for trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. The contingent liability for probable losses related to guarantees outstanding is included in Accounts payable and accrued expenses.

The Bank manages and measures credit risk on guarantees without sovereign counter-guarantee using the internal credit risk classification system used for non-sovereign-guaranteed operations as described under Loans above.

Receivable from members
Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's subscribed paid-in capital stock, non-negotiable, non-interest-bearing term notes received in payment of MOV obligations, and other MOV obligations.

Property
Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 4 to 15 years for equipment).

Borrowings
To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies and with various maturities, formats, and structures. The Bank also issues discount notes to manage short-term cash flow needs.

A substantial number of the borrowings are carried at fair value on the Balance Sheet. The interest component of the changes in fair value of these borrowings is recorded in Borrowing expenses-Interest, after swaps, over the life of the borrowing contract. The remaining changes in fair value of these instruments are recorded in Net fair value adjustments on non-trading portfolios in the Statement of Income and Retained Earnings.

Certain borrowings are carried at their par value (face value), adjusted for any premiums or discounts. The amortization of premiums and discounts is calculated following a methodology that approximates the effective interest method, and is included in Interest under Borrowing expenses in the Statement of Income and Retained Earnings.

Issue costs of borrowings carried at fair value are charged to expense upon issuance, whereas those of borrowings carried at amortized cost are deferred and amortized on a straight-line basis (which approximates the effective interest method) over the life of the respective debt security. The unamortized balance of the borrowing issue costs is included in Miscellaneous under Other assets on the Balance Sheet, and the amounts charged to expense or amortized are included in Borrowing issue costs under Borrowing expenses in the Statement of Income and Retained Earnings.

Interest expense on borrowings is recognized on an accrual basis, net of the interest component of borrowing derivatives, is calculated in a manner that approximates the effective yield method upon issuance of those borrowings, and is included under Borrowing expenses in the Statement of Income and Retained Earnings.

Derivatives
As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the operations to produce the desired interest and/or currency type. In addition, in order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

All derivatives are recognized on the Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount, and are not designated as hedging instruments.

The interest component of the changes in fair value of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments-Interest, Income from loans-Interest, after swaps, Borrowing expenses-Interest, after swaps, and Other interest income, respectively, over the life of the derivative contract, with the remaining changes in the fair value included in Income from Investments – Net gains for investment derivatives and in Net fair value adjustments on non-trading portfolios for lending, borrowing and equity duration derivative instruments.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

Administrative expenses
The administrative expenses of the Bank are allocated between the Ordinary Capital and the FSO pursuant to an allocation formula approved by the Board of Governors. During 2012, the effective ratio of administrative expenses charged to the

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Ordinary Capital was 97% and 3% to the FSO (2011—97% and 3%; 2010—98% and 2%).

Special programs
Special programs provide financing for reimbursable, non-reimbursable and contingent recovery assistance to borrowing member countries. Reimbursable operations are recorded as Other assets. Non-reimbursable and contingent recovery operations are recorded as Special programs expense at the time of approval. Cancellations of undisbursed balances of non-reimbursable operations and recuperations of contingent recovery financings are recognized as an offset to Special programs expense in the period in which they occur.

Taxes
The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all custom duties in its member countries.

Pension and postretirement benefit plans
The funded status of the Bank's benefit plans is recognized on the Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. Overfunded benefit plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as Assets under retirement benefit plans while underfunded benefit plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as Liabilities under retirement benefit plans.

Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise, are recognized as a component of Other comprehensive income (loss) in the Statement of Comprehensive Income. These net actuarial gains and losses and prior service cost are subsequently recognized as a component of net periodic benefit cost pursuant to the recognition and amortization provisions of applicable accounting standards.

Net periodic benefit cost is recorded under Administrative expenses in the Statement of Income and Retained Earnings and includes service cost, interest cost, expected return on plan assets, and amortization of prior service cost and gains/losses previously recognized as a component of Other comprehensive income (loss) remaining in Accumulated other comprehensive income (loss).

Note C – Restricted Currencies
At December 31, 2012, Cash includes $161 million (2011—$173 million) in currencies of regional borrowing members. These amounts may be used by the Bank in Ordinary Capital lending operations and for administrative expenses. One member has restricted the amount of $48 million (2011—$53 million) to be used for making payments for goods and services in its territory, in accordance with the provisions of the Agreement.

Note D – Investments
As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, multilateral, bank, and corporate obligations, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For sovereign and sub-sovereign governments and agency obligations, including asset-backed and mortgage-backed securities, issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA– rating. Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA– rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at December 31, 2012 of $206 million (2011—$(68) million; 2010—$262 million) were included in Income from Investments – Net gains.

In 2012, the investments portfolio continued its recovery from the financial crisis as positive market sentiment was fueled by further stimuli by major central banks, sound corporate earnings reports, and diminished concerns in Europe. Valuations on the asset-backed and mortgage-backed portion of the portfolio continue to be impacted by market factors, such as uneven liquidity, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

As part of the asset/liability management policy, in 2010, the Board of Executive Directors approved the conversion to United States dollars of the Ordinary Capital's non-borrowing member country currency holdings subject to MOV, which were invested in the held-to-maturity portfolio. The implementation of this decision required the sale or transfer of securities

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

in the held-to-maturity portfolio, thus triggering the discontinuation of the accounting for this portfolio at amortized cost and the immediate recognition of investment gains of $54 million, which are included in Income from Investments – Net gains in the Statement of Income and Retained Earnings. Securities with a carrying value of $1,758 million were sold and securities with a carrying value of $754 million were transferred from the held-to-maturity portfolio to the trading investments portfolio.

A summary of the trading portfolio instruments at December 31, 2012 and 2011 is shown in the Statement of Trading Investments and Swaps in Schedule I-1.

Note E – Loans and Guarantees Outstanding

Approved loans are disbursed to borrowers in accordance with the requirements of the project being financed; however, disbursements do not begin until the borrower and guarantor, if any, fulfill certain conditions precedent as required by contract.

The loan portfolio includes sovereign-guaranteed i) single currency pool loans (Single Currency Facility (SCF)-LIBOR-based, SCF-Adjustable, and U.S. Dollar Window Program loans) as well as multicurrency pool loans (CPS loans), ii) single currency non-pool loans (SCF - and CPS - Adjustable rate loans converted to USD LIBOR-based and fixed-base cost rate, SCF-Fixed-base cost rate loans, emergency loans, and Local Currency Facility (LCF) loans), and iii) Flexible Financing Facility (FFF) LIBOR-based loans. In addition, the loan portfolio includes non-sovereign-guaranteed loans.

SCF-LIBOR-based loans can be denominated in one of four currencies: United States dollars, euro, Japanese yen and Swiss francs, or in a combination of such currencies, and have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost and the Bank's lending spread. SCF LIBOR-based loan balances can be converted to fixed-base cost rate subject to certain conditions.

SCF-Adjustable loans carry an interest rate that is adjusted every six months to reflect the currency-specific effective cost during the previous six months of the pool of borrowings allocated to fund such loans, plus the Bank's lending spread.

For CPS loans, the Bank historically maintained a targeted currency composition of 50% United States dollars, 25% Japanese yen and 25% European currencies. In 2011, the Board of Executive Directors approved to gradually convert the currency composition of these loans to 100% United States dollars. Effective May 1, 2012, the remaining outstanding loan balances of $557 million in Japanese yen and European currencies were converted to United States dollars. Loans approved prior to 1989 carry a fixed interest rate while the interest rate on loans approved from 1990 to 2003 is adjusted twice a year to reflect the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus the Bank's lending spread.

As part of a conversion offer to borrowers approved by the Board of Executive Directors, in 2009 and 2010, the Bank converted $31,956 million of outstanding loans, and their corresponding undisbursed balances, under the SCF and CPS adjustable rate products to USD LIBOR-based or fixed-cost rate as follows: $3,036 million of CPS to USD LIBOR-based rate, $6,639 million of CPS to USD fixed-base cost rate, $1,929 million of SCF to USD LIBOR-based rate, and $20,352 million of SCF to fixed-base cost rate.

The Bank offers concessional lending through a blending of loans from the Ordinary Capital and the FSO (parallel loans). The Ordinary Capital's portion of parallel loans are SCF-fixed-base cost rate loans with 30 years maturity and 6 years grace period.

Under the LCF, which was incorporated into the new FFF product effective January 1, 2012 and is still available for non-sovereign-guaranteed operations, borrowers have the option to receive local currency financing under three different modalities i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF can carry a fixed-base cost, floating or inflation-linked interest rate. As of December 31, 2012, the Bank has carried out cumulative local currency conversions of loan disbursements and outstanding balances of $2,352 million (2011—$2,192 million).

Up to June 2007, the Bank offered fixed rate and LIBOR-based U.S. Dollar Window Program loans with sovereign guarantee, destined for on-lending to non-sovereign-guaranteed borrowers.

Up to September 2012, the Bank offered emergency loans with an interest rate of six-month LIBOR plus 400 basis points. In addition, effective in 2008 and up to December 31, 2009, the Bank offered loans under the Liquidity Program, a program for loans within the previous emergency lending category.

The Bank offers loans to eligible entities without sovereign guarantees under various terms. Non-sovereign-guaranteed loans can be denominated in United States dollars, Japanese yen, euro, Swiss francs or local currency, and borrowers have the option of either a fixed, floating or inflation-linked interest rate loan. For floating rate loans, the interest rate resets every

one, three or six months based on a LIBOR rate plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis. These financings are subject to certain limits, including a ceiling on financing the lesser of (a) $200 million and (b) (i) 50% of the total project cost for expansion projects and credit guarantees irrespective of the country, subject to such financing not exceeding 25% (certain smaller countries 40%) of the borrower or obligor's total capitalization of debt and equity or (ii) 25% of the total project cost (certain smaller countries 40%) for new projects. The Bank can also provide political risk guarantees of up to the lesser of $200 million or 50% of the total project cost. In exceptional circumstances, the Board of Executive Directors may approve financings of up to $400 million. The Bank's maximum exposure to any single obligor for non-sovereign-guaranteed operations cannot exceed the lesser of (i) 2.5% of the Bank's equity and (ii) $500 million at the time of approval. In addition, the Bank has established sector limits to maintain a diversified portfolio across sectors. The Bank also has made certain loans without sovereign guarantee to other development institutions, including the Inter-American Investment Corporation, for on-lending purposes.

Non-sovereign-guaranteed operations are currently capped at an amount such that risk capital requirements for such operations do not exceed 20% of total equity calculated in accordance with the Bank's capital adequacy policy.

For 2012, the Bank's loan charges consisted of a lending spread of 0.62% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed balance of the loan, and no supervision and inspection fee. These charges apply to sovereign-guaranteed loans, excluding emergency loans, comprising approximately 93% of the loan portfolio, and are subject to annual review and approval by the Board of Executive Directors.

Loan income has been reduced by $459 million (2011—$506 million; 2010—$475 million) representing the net interest component of related lending swap transactions.

A statement of loans outstanding by country is presented in Schedule I-2 and a statement of outstanding loans by currency and interest rate type and their maturity structure at December 31, 2012 and 2011 is shown in Schedule I-3.

New Lending Products

Effective January 1, 2012, the FFF became the only financial product platform for approval of all regular Ordinary Capital sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level.

The FFF loans have an interest rate based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's spread. Borrowers also have an option to convert to fixed-base cost rate, as well as, to currency conversions. During 2012, loans approved under the FFF totaled $6,955 million.

In September 2012, the Board of Executive Directors approved the Development Sustainability Contingent Credit Line (DSL) product that replaced the emergency lending facility. The DSL is designed as a contingent credit line upon the occurrence of certain systemic or country specific triggers, to respond to exogenous economic crisis and establishes a new set of criteria that can better respond to the types of crisis that may affect the region. The DSL is limited to a maximum of $300 million per country, or two percent of a country's gross domestic product (GDP), whichever is less, and has available resources of $2 billion each year from 2012 to 2014, cumulative during the following years, if not used. The DSL loans are denominated in United States dollars, have a term not to exceed 6 years, and principal repayments begin after three years. These loans carry a three-month LIBOR interest rate plus a spread of 165 basis points over the Bank's lending spread.

Inter-American Investment Corporation (IIC)

The Bank has approved a loan to the IIC (a separate international organization whose 44 member countries are also members of the Bank) of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2012 and 2011, there was $100 million outstanding.

Loan participations and guarantees

Under the loan contracts with its borrowers, the Bank has the right to sell loan participations to commercial banks or other financial institutions, while reserving to itself the administration of the loans. As of December 31, 2012, there were $2,653 million (2011—$2,755 million) in outstanding participations in non-sovereign-guaranteed loans not included on the Balance Sheet.

During 2012, there were six approved non-trade-related guarantees without sovereign counter-guarantee for $133 million (2011—three for $54 million). In addition, the Bank approved a guarantee operation with sovereign counter-guarantee for $350 million (2011—$0 million). As of December 31, 2012, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $819 million (2011—$1,094 million). In addition, the Bank had approved guarantees with sovereign-guarantee for $410 million (2011—$60 million).

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Under its non-sovereign-guaranteed TFFP, in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During 2012, the Bank issued 308 guarantees for a total of $755 million under this program (2011—268 guarantees for a total of $621 million).

At December 31, 2012, guarantees of $761 million (2011—$980 million), including $401 million (2011—$418 million) issued under the TFFP, were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $32 million (2011—$38 million) of guarantees outstanding has been reinsured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 1 to 13 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called. As of December 31, 2012 and 2011, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $641 million and $847 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification (RC)	2012	2011	S&P/Moody's Rating Equivalent
RC1	$108	$140	BBB/Baa3 or higher
RC2	168	159	BB+/Ba1
RC3	210	146	BB/Ba2
RC4	70	253	BB–/Ba3
RC5	—	27	B+/B1
RC6	44	106	B/B2
RC7	41	16	B–/B3
Total	$641	$847	

IFF subsidy

The IFF was established in 1983 by the Board of Governors of the Bank to subsidize part of the interest payments for which certain borrowers are liable on loans from the resources of the Ordinary Capital. The IFF interest subsidy was discontinued for loans approved after 2006. During 2012, the IFF paid $21 million (2011 – $27 million; 2010 – $33 million) of interest on behalf of the borrowers.

Note F – Credit Risk from Loan Portfolio

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from the loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 94% of the loans are sovereign-guaranteed.

Sovereign-guaranteed loans: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing a credit event in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign credit event. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of the credit event, the Bank suffers an economic loss from not charging interest on overdue interest while the credit event lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of December 31, 2012 and 2011, as represented by the long-term foreign credit rating assigned to each borrower country by S&P, is as follows (in millions):

Country Ratings	2012	2011
A+ to A–	$ 1,209	$ 1,266
BBB+ to BBB–	38,752	35,864
BB+ to BB–	5,912	6,995
B+ to B–	18,473	18,478
CCC+ to CCC–	293	211
SD	117	—
Total	$64,756	$62,814

The ratings presented above have been updated as of December 31, 2012 and 2011, respectively.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Non-sovereign-guaranteed loans: The Bank does not benefit from full sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the covenants that the borrower must comply. The major credit risk factors considered at the borrower level may be grouped into three major categories: political risk, commercial or project risk, and financial risk. Political risks can be defined as the risks to a project financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks concern the economic or financial viability of a project and operational risks. Financial risks consider the project's exposures to interest rate and foreign currency volatility, inflation risk, liquidity risk, and funding risk.

Credit risk evaluation related to transactions with financial institutions follows a uniform rating system which considers the following factors: capital adequacy, asset quality, operating policies and procedures and risk management framework; quality of management and decision making; earnings and market position, liquidity and sensitivity to market risk; quality of regulations and regulatory agencies; and potential government or shareholder support.

The country rating is considered a proxy of the impact of the macroeconomic environment to the ability of the borrower to reimburse the Bank and as such, it is considered a ceiling for the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of December 31, 2012 and 2011, excluding loans to other development institutions, as represented by the internal credit risk classification is as follows (in millions):

Risk Classification (RC)	2012	2011	S&P/Moody's Rating Equivalent
RC1	$ 238	$ 117	BBB/Baa3 or higher
RC2	714	494	BB+/Ba1
RC3	1,173	1,270	BB/Ba2
RC4	595	517	BB-/Ba3
RC5	283	319	B+/B1
RC6	385	114	B/B2
RC7	69	183	B-/B3
RC8	268	129	CCC—D/Caa—D
Total	$3,725	$3,143	

In addition, as of December 31, 2012, the Bank has loans to other development institutions of $159 million (2011—$173 million), with ratings ranging from AA to A.

Past due and Non-accrual loans
As of December 31, 2012, non-sovereign-guaranteed loans ninety or more days past due amounted to $88 million (2011—$0 million). Non-sovereign-guaranteed loans with outstanding balances of $268 million were on non-accrual status (2011—$129 million), including $88 million whose maturity was accelerated (2011—$0 million). There were no sovereign-guaranteed loans past due or in non-accrual status as of December 31, 2012 and 2011.

Impaired loans
At December 31, 2012, the Bank has non-sovereign-guaranteed loans classified as impaired with outstanding balances of $268 million (2011—$129 million), and the average balance of impaired loans during the year was $234 million (2011—$126 million). During 2012, income recognized on loans while impaired was $11 million (2011—$5 million; 2010—$7 million). If these loans had not been impaired, income recognized would have been $18 million (2011—$5 million; 2010—$7 million). All impaired loans have specific allowances for loan losses of $66 million (2011—$41 million).

Allowance for Loan and Guarantee Losses
Sovereign-guaranteed portfolio: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The Bank does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows are not met in accordance with the terms of the loan contract.

Non-sovereign-guaranteed portfolio: For non-sovereign-guaranteed loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system discussed above and it is accomplished in two steps: (i) obtain the probabilities of default to be used for individual loans and guarantees. Since the Bank's internal credit ratings are mapped to the credit ratings used by external credit rating agencies, the probabilities of default are obtained from the probabilities of default associated by the external credit agency to each of the Bank's credit rating categories. Transitions of debt instruments from various risk categories to impairment/default status are modeled utilizing worldwide non-sovereign data gathered from the documented experience of rated non-sovereign-guaranteed debt issuances of similar risk level; (ii) an estimated

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

loss (loss given default) rate is generally determined based upon the Bank's specific experience gained in the assessment of the losses stemming from impairments in the Bank's portfolio; or by the loss given default ratios calculated by external credit agencies for similar type of exposures in areas where the Bank has limited specific experience, as it is the case for certain financing products such as subordinated exposures for which the Bank currently uses Moody's estimates. Based upon (i) the probability of default rate for each risk category, (ii) the amount of credit exposure in each of these categories and (iii) the loss given default ratio, the required level of the collective loss allowance is determined.

The Bank has specific loss allowances for impaired loans, which are individually evaluated, as described in Note B.

The changes in the allowance for loan and guarantee losses for the years ended December 31, 2012, 2011 and 2010 were as follows (in millions):

	2012	2011	2010
Balance, beginning of year	$175	$172	$148
Provision for loan and guarantee losses	22	3	24
Balance, end of year	$197	$175	$172
Composed of:			
Allowance for loan losses	$180	$150	$145
Allowance for guarantee losses[1]	17	25	27
Total	$197	$175	$172

[1] The allowance for guarantee losses is included in Accounts payable and accrued expenses in the Balance Sheet.

As of December 31, 2012, the total allowance for loan and guarantee losses is composed of $4 million related to the sovereign-guaranteed portfolio and $193 million related to the non-sovereign-guaranteed portfolio (2011—$9 million and $166 million, respectively; 2010—$8 million and $164 million, respectively). The Provision for loan and guarantee losses includes provisions (credits) of $(5) million, $1 million, and $(2) million, related to sovereign-guaranteed loans in 2012, 2011 and 2010, respectively.

During 2012, 2011 and 2010, there were no significant changes to the Bank's policy with respect to the allowance for loan and guarantee losses. Except for the impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment. The collective allowance for loan and guarantee losses as of December 31, 2012 amounted to $131 million (2011—$134 million; 2010—$117 million), including $127 million (2011—$125 million; 2010—$109 million) related to the non-sovereign-guaranteed portfolio.

Troubled debt restructurings

The Bank does not reschedule its sovereign-guaranteed-loans. A modification of a loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment, but it is not disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the terms specified in the restructuring agreement.

During 2012, there was a troubled debt restructuring of a non-sovereign-guaranteed loan classified as impaired, with an outstanding balance of $52 million. The restructuring was implemented pursuant to a plan that was approved by a qualified majority of the borrower's creditors in the context of a court-supervised restructuring proceeding. As a result, the principal modifications to the Bank's loan agreement consisted of an additional grace period, an extension of the repayment date, and a reduction in the interest rate below market for a loan with a similar risk profile. The immediate effect of the restructuring was to reduce the specific loan loss allowance by approximately $10 million. There have been no payment defaults since the restructuring was made.

Note G – Receivable from (Payable to) Members

The composition of the net receivable from (payable to) members as of December 31, 2012 and 2011 is as follows (in millions):

	2012	2011
Regional developing members	$277	$294
Nonregional members	(60)	(218)
Total	$217	$ 76

These amounts are represented on the Balance Sheet as follows (in millions):

	2012	2011
Receivable from members	$278	$295
Amounts payable to maintain value of currency holdings	(61)	(219)
Total	$217	$ 76

Because of the nature of the Receivable from members, the Bank expects to collect all of the outstanding balance in full.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

In 2009, the Bank reached an agreement with one of its borrowing member countries to combine its outstanding MOV obligations with the Ordinary Capital in the amount of $252 million and agreed on a payment schedule of 16 annual installments starting in 2010. As of December 31, 2012, the amount outstanding was $205 million (2011—$221 million).

Note H – Property

At December 31, 2012 and 2011, Property, net consists of the following (in millions):

	2012	2011
Land, buildings, improvements, capitalized software and equipment, at cost	$ 631	$ 609
Less: accumulated depreciation	(300)	(284)
Total	$ 331	$ 325

Note I – Borrowings

Medium- and long-term borrowings at December 31, 2012 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0.0% to 11%, before swaps, and from (1.13)% (equivalent to 3-month USD-LIBOR less 148 basis points) to 8.14%, after swaps, with various maturity dates through 2042. A statement of the medium- and long-term borrowing portfolio and its maturity structure at December 31, 2012 and 2011 is shown in Schedule I-4.

The Bank has short-term borrowing facilities that consist of a discount notes program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts not less than $100,000, with maturities of up to 360 days. At December 31, 2012, the weighted average rate of short-term borrowings was 0.16% (2011 – 0.06%).

Borrowing expenses have been reduced by the net interest component of related borrowing swap transactions amounting to $1,864 million during 2012 (2011—$1,987 million; 2010—$1,972 million).

Note J – Fair Value Option

In 2008, the Bank elected the fair value option under GAAP for most of its medium- and long-term debt to reduce the income volatility resulting from the previous accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. The changes in the fair value of elected borrowings are now also recorded in income.

Effective January 1, 2011, in order to reduce the income volatility resulting from the changes in fair value of its lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost, the Bank modified its borrowing fair value option policy to address income volatility on a financial instruments (i.e., borrowings and loans) portfolio basis.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Statement of Income and Retained Earnings for the years ended December 31, 2012, 2011, and 2010 as follows (in millions):

	2012	2011	2010
Borrowing expenses—Interest, after swaps	$(1,932)	$(2,076)	$(2,082)
Net fair value adjustments on non-trading portfolios	(12)	(1,040)	(2,785)
Total changes in fair value included in Net income (loss)	$(1,944)	$(3,116)	$(4,867)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of December 31, 2012 and 2011, was as follows (in millions):

	2012	2011
Fair value	$45,886[1]	$49,335[1]
Unpaid principal outstanding	42,259	45,571
Fair value over unpaid principal outstanding	$ 3,627	$ 3,764

[1] Includes accrued interest of $428 million and $434 million in 2012 and 2011, respectively.

Note K – Derivatives

Risk management strategy and use of derivatives: The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

Financial statements presentation: All derivative instruments are reported at fair value. The Bank's derivative instruments and their related gains and losses are presented in the Balance Sheet, the Statement of Income and Retained Earnings and the Statement of Comprehensive Income as follows (in millions):

Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	December 31, 2012[1] Assets	December 31, 2012[1] Liabilities	December 31, 2011[1] Assets	December 31, 2011[1] Liabilities
Currency swaps	Currency and interest rate swaps				
	Investments—Trading	$ 50	$ 26	$ 11	$ 45
	Loans	21	334	109	186
	Borrowings	4,523	482	4,785	703
	Accrued interest and other charges	113	(79)	113	(69)
Interest rate swaps	Currency and interest rate swaps				
	Investments—Trading	—	47	—	35
	Loans	3	1,521	3	1,472
	Borrowings	1,927	157	1,917	91
	Other	279	—	215	—
	Accrued interest and other charges	228	68	252	89
		$7,144	$2,556	$7,405	$2,552

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Statement of Income and Retained Earnings and Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Years ended December 31, 2012	2011	2010
Currency swaps				
Investments—Trading	Income from Investments:			
	Interest	$ (19)	$ (24)	$ (2)
	Net gains	22	(12)	1
	Other compehensive income (loss)—Translation adjustments	36	(17)	(5)
Loans	Income from Loans-Interest, after swaps	(87)	(94)	(70)
	Net fair value adjustments on non-trading portfolios	(211)	188	(152)
Borrowings	Borrowing expenses—Interest, after swaps	1,068	1,153	1,154
	Net fair value adjustments on non-trading portfolios	280	263	2,153
	Other comprehensive income (loss)—Translation adjustments	40	6	9
Interest rate swaps				
Investments—Trading	Income from Investments:			
	Interest	(22)	(28)	(21)
	Net gains	(5)	(22)	(8)
Loans	Income from Loans—Interest, after swaps	(372)	(412)	(405)
	Net fair value adjustments on non-trading portfolios	(50)	(1,053)	(552)
Borrowings	Borrowing expenses—Interest, after swaps	796	834	818
	Net fair value adjustments on non-trading portfolios	(89)	687	493
	Other comprehensive income (loss)—Translation adjustments	2	(3)	(4)
Other	Other interest income	113	112	7
	Net fair value adjustments on non-trading portfolios	65	287	(72)
Futures	Income from Investments—Net gains	—	(2)	(1)
		$1,567	$1,863	$3,343

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on December 31, 2012 is $526 million (2011—$180 million) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $231 million at December 31, 2012 (2011—$0 million).

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The following tables provide information on the contract value/notional amounts of derivative instruments as of December 31, 2012 and 2011 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. The Bank uses loan swaps to convert local currency loans to United States dollars, and fixed rate and fixed-base cost rate loans to floating rate. Included in the other category are interest rate swaps used to maintain the equity duration within policy limits. See Schedules I-1 and I-4 for further details about investment and borrowing swaps.

	December 31, 2012			
Derivative type/	Currency swaps		Interest Rate swaps	
Rate type	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ —	$ 1,435	$ —	$ 1,957
Adjustable	1,488	—	1,957	—
Loans				
Fixed	—	1,137	109	12,659
Adjustable	2,379	1,306	12,659	109
Borrowings				
Fixed	20,156	209	34,333	348
Adjustable	2,942	19,929	5,204	37,824
Other				
Fixed	—	—	6,389	500
Adjustable	—	—	500	6,389

	December 31, 2011			
Derivative type/	Currency swaps		Interest Rate swaps	
Rate type	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ —	$ 1,345	$ —	$ 2,297
Adjustable	1,351	—	2,297	—
Loans				
Fixed	—	932	141	12,750
Adjustable	2,171	1,137	12,950	341
Borrowings				
Fixed	19,863	144	31,656	349
Adjustable	4,014	20,336	5,408	36,142
Other				
Fixed	—	—	6,143	—
Adjustable	—	—	—	6,143

Note L – Fair Value Measurements

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1—Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2—Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of December 31, 2012 and 2011 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements December 31, 2012[1]	Level 1	Level 2	Level 3
Investments—Trading:				
Obligations of the United States Government and its corporations and agencies	$ 4,571	$4,571	$ —	$—
U.S. Government-sponsored enterprises	31	—	31	—
Obligations of non-U.S. governments and agencies	5,263	—	5,263	—
Bank obligations	3,031	—	3,031	—
Corporate securities	11	—	11	—
Mortgage-backed securities	**986**	—	**980**	**6**
U.S. residential	365	—	365	—
Non-U.S. residential	357	—	351	6
U.S. commercial	66	—	66	—
Non-U.S. commercial	198	—	198	—
Asset-backed securities	**541**	—	**471**	**70**
Collateralized loan obligations	352	—	352	—
Other collateralized debt obligations	121	—	51	70
Other asset-backed securities	68	—	68	—
Total Investments—Trading	14,434	4,571	9,787	76
Currency and interest rate swaps	7,144	—	7,144	—
Total	$21,578	$4,571	$16,931	$76

[1] Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges—On investments of $35 million for trading investments and under Accrued interest and other charges—On swaps, net of $341 million for currency and interest rate swaps.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Assets	Fair Value Measurements December 31, 2011[1]	Level 1	Level 2	Level 3
Investments—Trading:				
Obligations of the United States Government and its corporations and agencies	$ 1,974	$1,974	$ —	$—
U.S. Government-sponsored enterprises	841	—	841	—
Obligations of non-U.S. governments and agencies	5,586	143	5,443	—
Bank obligations	3,323	—	3,323	—
Mortgage-backed securities	**1,269**	—	**1,264**	**5**
U.S. residential	444	—	444	—
Non-U.S. residential	419	—	414	5
U.S. commercial	167	—	167	—
Non-U.S. commercial	239	—	239	—
Asset-backed securities	**750**	—	**680**	**70**
Collateralized loan obligations	470	—	470	—
Other collateralized debt obligations	125	—	55	70
Other asset-backed securities	155	—	155	—
Total Investments—Trading	13,743	2,117	11,551	75
Currency and interest rate swaps	7,405	—	7,405	—
Total	$21,148	$2,117	$18,956	$75

[1]Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges—On investments of $40 million for trading investments and under Accrued interest and other charges—On swaps, net of $365 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements December 31, 2012[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$45,886	$—	$45,886	$—
Currency and interest rate swaps	2,556	—	2,556	—
Total	$48,442	$—	$48,442	$—

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $428 million for borrowings and under Accrued interest and other charges—On swaps, net of $(11) million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2011[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$49,335	$—	$49,335	$—
Currency and interest rate swaps	2,552	—	2,552	—
Total	$51,887	$—	$51,887	$—

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $434 million for borrowings and under Accrued interest and other charges—On swaps, net of $20 million for currency and interest rate swaps.

As of December 31, 2012, the investment portfolio includes $76 million (2011—$75 million) of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in other collateralized debt obligations and non-U.S. residential mortgage-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark-to-market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2012, 2011 and 2010 (in millions) as applicable. There were no financial liabilities measured at fair value using significant unobservable inputs (Level 3) at December 31, 2012, 2011 and 2010. In addition, the tables show the total gains and losses included in Net income (loss) as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets still held as of December 31, 2012, 2011 and 2010 (in millions) and a description of where these gains or losses are reported in the Statement of Income and Retained Earnings.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Financial assets:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) — Year Ended December 31, 2012

	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$75	$—	$75
Total gains (losses) included in:			
Net income (loss)	22	—	22
Other comprehensive income (loss)	1	—	1
Settlements	(22)	—	(22)
Balance, end of year	$76	$—	$76
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$22	$—	$22

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) — Year Ended December 31, 2011

	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$100	$—	$100
Total gains (losses) included in:			
Net income (loss)	4	—	4
Other comprehensive income (loss)	(2)	—	(2)
Settlements	(27)	—	(27)
Balance, end of year	$ 75	$—	$ 75
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$ 2	$—	$ 2

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) — Year Ended December 31, 2010

	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$104	$20	$124
Total gains (losses) included in:			
Net income (loss)	24	—	24
Other comprehensive income (loss)	(4)	—	(4)
Settlements	(24)	—	(24)
Transfer in (out) of Level 3	—	(20)	(20)
Balance, end of year	$100	$—	$100
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$ 21	$—	$ 21

Gains (losses) are included in the Statement of Income and Retained Earnings as follows (in millions):

	Year Ended December 31, 2012	
	Total Gains (Losses) included in Net Income (Loss) for the Year	Change in Unrealized Gains (Losses) related to Assets Still Held at the End of the Year
Income from Investments	$22	$22

	Year Ended December 31, 2011		Year Ended December 31, 2010	
	Total Gains (Losses) included in Net Income (Loss) for the Year	Change in Unrealized Gains (Losses) related to Assets Still Held at the End of the Year	Total Gains (Losses) included in Net Income (Loss) for the Year	Change in Unrealized Gains (Losses) related to Assets Still Held at the End of the Year
Income from Investments	$4	$2	$24	$21

Financial liabilities:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) — Year Ended December 31, 2010

	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 282	$ 27	$ 309
Total (gains) losses included in:			
Net income (loss)	—	—	—
Other comprehensive income (loss)	—	—	—
Issuances and settlements, net	—	—	—
Transfer out of Level 3	(282)	(27)	(309)
Balance, end of year	$ —	$ —	$ —
Total (gains) losses for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the year	$ —	$ —	$ —

There were no transfers between levels during 2012 and 2011. The Bank's policy for transfers between levels is to reflect these transfers as of the beginning of the reporting period.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note W – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $73,454 million as of December 31, 2012 ($70,882 million as of December 31, 2011), was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for non-sovereign-guaranteed loans. The Bank is one of very few lenders of development loans to Latin American and Caribbean countries and, it does not sell its loans nor does it believe there is a comparable market for its loans. Therefore, this methodology has been developed based on valuation assumptions that management believes a market participant in an assumed transaction would use in pricing the Bank's loans. The Bank considers that, for its sovereign-guaranteed loans, multilateral lending institutions that share the Bank's developmental mission would constitute the most appropriate assumed market participants to which the Bank would sell its loans in an orderly transaction. The valuation assumptions used include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $20,515 million as of December 31, 2012 ($15,463 million as of December 31, 2011), was determined using the same inputs and valuation techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

Note M – Commercial Credit Risk

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivative counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, multilaterals, banks and corporate entities, including asset-backed and mortgage-backed securities. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of conservative risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, lending, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for economic hedging purposes. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable close-out netting provisions. These master agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its derivative counterparties. As of December 31, 2012, the Bank had received eligible collateral (U.S. Treasuries and cash) of $5,575 million (2011—$4,653 million), as required under its master derivative agreements.

The derivative current credit exposures shown below represent the maximum potential loss, based on the gross fair value of the financial instruments without consideration of close-out netting provisions on master derivative agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2012 and 2011, such credit exposures, prior to consideration of any master derivative agreements or posted collateral, were as follows (in millions):

	2012	2011
Investments—Trading Portfolio		
Currency swaps	$ 43	$ —
Interest rate swaps	—	6
Loan Portfolio		
Currency swaps	17	99
Interest rate swaps	3	4
Borrowing Portfolio		
Currency swaps	4,653	4,930
Interest rate swaps	2,153	2,164
Other		
Interest rate swaps	285	220

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note N – Board of Governors approved transfers

As part of the ninth general increase in resources of the Bank (IDB-9), on July 21, 2010, the Board of Governors approved the transfer of $72 million of Ordinary Capital income to the GRF to provide grants to Haiti. On the same date, the Board of Governors also agreed, in principle and subject to annual approvals, to provide $200 million annually beginning in 2011 and through 2020. At its annual meeting in Montevideo, Uruguay, in March 2012, the Board of Governors approved the $200 million transfer corresponding to 2012.

Note O – Capital Stock and Voting Power

Capital stock

On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million to be subscribed to by Bank members in five annual installments. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Subscriptions from 46 member countries amounting to $65,731 million were received by the Bank. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares. As a result, of the total shares subscribed, 5,134,300 shares in the amount of $61,937 million, or 88% of the total increase, were made effective, representing the amount of shares subscribed, less shares that were not made effective in order to comply with the associated minimum voting power requirements of the Agreement. Of the total shares made effective, $1,504 million represents paid-in capital stock and $60,433 million represents callable capital stock. The shares that had been reserved for the Netherlands and Venezuela (19,639 and 334,278 shares and $237 million and $4,032 million, respectively) were subsequently reallocated to other member countries by the Bank's Board of Governors on January 22, 2013 to become effective only if, on or before December 6, 2013, each member country has deposited with the Bank an Instrument of Subscription subscribing to the number of shares allocated to such member country. Upon the completion of this reallocation process, the replenishment will be fully subscribed. There will be no changes to the voting power of the borrowing member countries as a group and the United States, Canada, Japan and the group of other nonregional member countries after the reallocation becomes effective.

The effective date of the first installment of the Ordinary Capital increase was February 29, 2012 and the remaining four installments are effective on the last day of February 2013, 2014, 2015, and 2016, respectively.

In 2009, Canada subscribed to 334,887 shares of non-voting callable capital stock. The terms and conditions of Canada's subscription stipulated that the subscription was on a temporary basis, with Canada required to transfer 25% of the shares back to the Bank on each of the years 2014 to 2017. However, if an increase in the Bank's authorized ordinary capital stock would be approved prior to this scheduled transfer of shares, Canada would have the right to replace its temporary subscription with shares issued under such capital increase, as and when effective. Accordingly, on February 29, 2012, Canada exercised its right and, effective March 30, 2012, replaced 40,358 non-voting callable shares, in the amount of $487 million, with an equal amount of voting callable shares, representing the first installment of shares allocated under the IDB-9.

A statement of subscriptions to capital stock is presented in Schedule I-5. The changes in subscribed capital during the year ended December 31, 2012 were as follows (in millions, except for share information):

	Subscribed capital			
	Shares	Paid-in	Callable	Total
Balance at January 1, 2012	8,702,335	$4,339	$100,641	$104,980
Subscriptions during 2012	1,026,851	301	12,086	12,387
Canada's return of callable capital	(40,358)	—	(487)	(487)
Balance at December 31, 2012	9,688,828	$4,640	$112,240	$116,880

As of December 31, 2012, the Bank has collected $283 million of the $301 million IDB-9 paid-in subscribed capital. The remaining $18 million has been recorded as Capital subscriptions receivable reducing equity in the Balance Sheet. Furthermore, subscriptions paid in advance amounting to $101 million (2011—$25 million) are included in Accounts payable and accrued expenses.

Voting power

Under the Agreement, each member country shall have 135 votes plus one vote for each voting share of the Bank held by that country. The Agreement also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the remaining voting power available for nonregional members at a maximum of 15.995%, including approximately 5% for Japan.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Total capital stock subscriptions and the voting power of the member countries as of December 31, 2012 are shown in the Statement of Subscriptions to Capital Stock and Voting Power in Schedule I-6.

Note P – Retained Earnings

The composition of Retained earnings as of December 31, 2012 and 2011 is as follows (in millions):

	2012	2011
General reserve	$13,727	$12,823
Special reserve	2,665	2,665
Total	$16,392	$15,488

Note Q – Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) substantially comprises the effects of the postretirement benefits accounting requirements and currency translation adjustments. These items are presented in the Statement of Comprehensive Income.

The following is a summary of changes in Accumulated other comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010 (in millions):

	Translation Adjustments Allocation			
	General Reserve	Special Reserve	Other[1] Adjustments	Total
Balance at January 1, 2010	$1,044	$ (96)	$ (54)	$ 894
Translation adjustments	(21)	(4)	—	(25)
Recognition of changes in assets/liabilities under retirement benefit plans:				
Net actuarial losses	—	—	(58)	(58)
Reclassification to income—amortization of net prior service cost	—	—	39	39
Balance at December 31, 2010	1,023	(100)	(73)	850
Translation adjustments	(3)	—	—	(3)
Recognition of changes in assets/liabilities under retirement benefit plans:				
Net actuarial losses	—	—	(919)	(919)
Reclassification to income—amortization of net prior service cost	—	—	39	39
Balance at December 31, 2011	1,020	(100)	(953)	(33)
Translation adjustments	(8)	—	—	(8)
Recognition of changes in assets/liabilities under retirement benefit plans:				
Net actuarial losses	—	—	(346)	(346)
Reclassification to income—amortization of:				
Net prior service cost	—	—	8	8
Net actuarial losses	—	—	46	46
Balance at December 31, 2012	$1,012	$(100)	$(1,245)	$ (333)

[1]Substantially related to the effects of the pension and postretirement benefit accounting requirements.

The amortization of net prior service cost and net actuarial losses is a component of the net periodic benefit cost reported under Administrative expenses in the Statement of Income and Retained Earnings. Refer to Note S – Pension and Postretirement Benefit Plans, for additional information.

Note R – Net Fair Value Adjustments on Non-trading Portfolios

Net fair value adjustments on non-trading portfolios for the years ended December 31, 2012, 2011 and 2010 comprise the following (in millions):

	2012	2011	2010
Change in fair value of derivative instruments due to movements in:			
Exchange rates	$ 42	$ (351)	$1,730
Interest rates	(71)	753	140
Other	24	(30)	—
Total change in fair value of derivatives	(5)	372	1,870
Change in fair value of borrowings due to movements in:			
Exchange rates	(243)	606	(1,764)
Interest rates	231	(1,646)	(1,021)
Total change in fair value of borrowings	(12)	(1,040)	(2,785)
Currency transaction gains (losses) on borrowings and loans at amortized cost	211	(251)	65
Total gains (losses)	$ 194	$ (919)	$ (850)

Net fair value losses on non-trading derivatives resulting from changes in interest rates were $71 million for 2012 (2011—gains of $753 million). These losses were offset by fair value gains on borrowings of $231 million (2011—losses of $1,646 million). The income volatility related to movements in interest rates, which amounted to a gain of $160 million compared to a loss of $893 million for 2011, was primarily due to gains associated with changes in the Bank's credit spreads on the borrowings portfolio (approximately $126 million), partially compensated by losses from changes in swap basis spreads (approximately $68 million), fair value gains on equity duration swaps ($65 million), and fair value gains on swaps where the associated bond was not elected for fair value treatment ($101 million), that were partially offset by fair value losses on lending swaps ($75 million), which are not compensated by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost.

Net fair value gains on non-trading derivatives resulting from changes in interest rates were $753 million for 2011 (2010—$140 million). These gains were offset by fair value losses on borrowings of $1,646 million (2010—$1,021 million).

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The income volatility related to movements in interest rates, which amounted to a loss of $893 million compared to a loss of $881 million for 2010, was primarily due to fair value losses on lending swaps ($1,106 million) and losses associated with changes in the Bank's credit spreads on the borrowings portfolio (approximately $192 million), that were partially compensated by fair value gains on equity duration swaps ($287 million), fair value gains on swaps where the associated bond was not elected for fair value treatment ($71 million), and gains from changes in swap basis spreads (approximately $15 million).

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2012, exchange rate changes increased the value of borrowings and loans, resulting in a net loss of $32 million (2011—gain of $355 million; 2010—loss of $1,699 million), that was offset by a net gain from changes in the value of the borrowing and lending swaps of $42 million (2011—loss of $351 million; 2010—gain of $1,730 million).

Note S – Pension and Postretirement Benefit Plans

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and the IIC: the Staff Retirement Plan (SRP) for international employees and the Local Retirement Plan (LRP) for national employees in the country offices. The Plans are funded by employee, Bank and IIC contributions in accordance with the provisions of the Plans. Any and all Bank and IIC contributions to the Plans are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides health care and certain other benefits to retirees. All employees who retire and receive a monthly pension from the Bank or the IIC and who meet certain requirements are eligible for postretirement benefits. Retirees contribute toward the Bank's health care program based on an established premium schedule. The Bank and the IIC contribute the remainder of the actuarially determined cost of future postretirement benefits under the Postretirement Benefit Plan (PRBP). While all contributions and all other assets and income of the PRBP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the PRBP.

Since both the Bank and the IIC participate in the SRP and the PRBP, each employer presents its respective share of these plans. The amounts presented below reflect the Bank's proportionate share of costs, assets and obligations of the Plans and the PRBP.

Obligations and funded status

The Bank uses a December 31 measurement date for the Plans and the PRBP. The following table summarizes the Bank's share of the change in benefit obligation, change in plan assets, and funded status of the Plans and the PRBP, and the amounts recognized on the Balance Sheet for the years ended December 31, 2012, 2011 and 2010 (in millions):

	Pension Benefits			Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Change in benefit obligation						
Benefit obligation, beginning of year	$3,277	$2,658	$2,414	$1,524	$1,226	$1,116
Service cost	86	67	55	47	34	30
Interest cost	150	151	145	73	72	68
Net transfers into the plan	1	2	1	—	—	—
Plan participants' contributions	23	23	22	—	—	—
Retiree drug subsidy received	—	—	—	1	1	1
Benefits paid	(115)	(107)	(105)	(32)	(30)	(29)
Net actuarial losses	446	483	126	204	221	40
Benefit obligation, end of year	3,868	3,277	2,658	1,817	1,524	1,226
Change in plan assets						
Fair value of plan assets, beginning of year	2,851	2,815	2,587	1,154	1,158	1,048
Net transfers into the plan	1	2	1	—	—	—
Actual return on plan assets	397	59	255	167	(8)	109
Employer contribution	51	59	55	35	34	30
Plan participants' contributions	23	23	22	—	—	—
Benefits paid	(115)	(107)	(105)	(32)	(30)	(29)
Fair value of plan assets, end of year	3,208	2,851	2,815	1,324	1,154	1,158
Funded status, end of year	$ (660)	$ (426)	$ 157	$ (493)	$ (370)	$ (68)
Amounts recognized in Accumulated other comprehensive income (loss) consist of:						
Net actuarial losses	$ 826	$ 624	$ 12	$ 418	$ 320	$ 16
Prior service cost	1	1	3	—	8	45
Net amount recognized	$ 827	$ 625	$ 15	$ 418	$ 328	$ 61

The accumulated benefit obligation for the Plans, which excludes the effect of future salary increases, was $3,345 million, $2,821 million, and $2,326 million at December 31, 2012, 2011 and 2010, respectively.

During 2012, the fair value of the Plans and the PRBP assets was affected by strong rallies in global equities as well as positive performance from emerging markets, high yield, long duration and inflation-indexed fixed income securities. The Plans and PRBP asset returns were higher than the 6.75% expected return on plan assets. However, continued declines in market interest rates resulted in an increase in the liabilities of the Plans and the PRBP, significantly affecting the funded status of these plans.

Net periodic benefit cost, recognized in Administrative expenses, and other changes in plans assets and benefit obligations recognized in Other comprehensive income (loss) for the

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

years ended December 31, 2012, 2011 and 2010 consist of the following components (in millions):

Net periodic benefit cost:

	Pension Benefits			Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Service cost	$ 86	$ 67	$ 55	$ 47	$ 34	$ 30
Interest cost	150	151	145	73	72	68
Expected return on plan assets	(183)	(191)	(179)	(75)	(74)	(77)
Amortization of:						
Prior service cost	1	2	2	7	37	37
Net actuarial losses	31	—	—	15	—	—
Net periodic benefit cost	$ 85	$ 29	$ 23	$ 67	$ 69	$ 58
Of which:						
Ordinary Capital's share	$ 82	$ 28	$ 22	$ 65	$ 67	$ 56
FSO's share	3	1	1	2	2	2

Other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss):

	Pension Benefits			Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Net actuarial losses	$233	$612	$50	$113	$307	$ 8
Amortization of:						
Prior service cost	(1)	(2)	(2)	(7)	(37)	(37)
Net actuarial losses	(31)	—	—	(15)	—	—
Total recognized in Other comprehensive income (loss)	$201	$610	$48	$ 91	$270	$(29)
Total recognized in net periodic benefit cost and Other comprehensive income (loss)	$286	$639	$71	$158	$339	$ 29

The Bank allocates the net periodic benefit cost between the Ordinary Capital and the FSO in accordance with an allocation formula approved by the Board of Governors for administrative expenses.

The Bank estimates that net actuarial losses of $77 million and $36 million will be amortized from Accumulated other comprehensive income (loss) into net periodic benefit cost during 2013 for the Plans and for the PRBP, respectively. In addition, estimated prior service costs that will be amortized from Accumulated other comprehensive income (loss) during 2013 are $1 million for the Plans and $0 million for the PRBP.

Actuarial assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Actuarial gains and losses recognized in Accumulated other comprehensive income, which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period, are amortized to income over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 11.4, 10.9 and 12.0 years, respectively.

Prior service cost is amortized over 10.5 years for the SRP and 2.3 years for the PRBP. The prior service cost for the LRP was fully amortized as of December 31, 2011.

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

Weighted-average assumptions used to determine benefit obligations at December 31,	Pension Benefits			Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Discount rate	4.00%	4.75%	5.75%	4.25%	5.00%	6.00%
Rate of salary increase SRP	5.50%	5.50%	5.50%			
Rate of salary increase LRP	7.30%	7.30%	7.30%			
Rate of inflation	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31,	Pension Benefits			Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Discount rate	4.75%	5.75%	6.25%	5.00%	6.00%	6.25%
Expected long-term return on plan assets	6.75%	7.00%	6.75%	6.75%	6.75%	7.25%
Rate of salary increase SRP	5.50%	5.50%	5.50%			
Rate of salary increase LRP	7.30%	7.30%	7.30%			
Rate of inflation	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%

The expected long-term return on plan assets represents Management's best estimate, after surveying external investment specialists, of the expected long-term (10 years or more) forward-looking rates of return of the asset categories employed by the plans, weighted by the plans' investment policy asset allocations. The discount rates used in determining the benefit obligations are selected by reference to the year-end AA corporate bond rates. In determining the assumed rate of inflation, the Bank considers the thirty-year breakeven inflation rate, derived from nominal and real U.S.Treasury bonds yields, with 20-year duration; the ten-year forecasted inflation rate from several actuaries and investment managers, and the year-to-date annualized U.S. Consumer Price Index, among others.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

For participants assumed to retire in the United States, the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

	2012	2011	2010
Health care cost trend rates assumed for next year:			
Medical (non-Medicare)	7.50%	8.00%	8.50%
Medical (Medicare)	6.50%	7.00%	7.50%
Prescription drugs	7.00%	7.50%	8.00%
Dental	5.00%	5.50%	5.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2018	2018	2018

For those participants assumed to retire outside of the United States, a 6.50% health care cost trend rate was used for 2012 (2011—7.00%; 2010—7.50%) with an ultimate trend rate of 4.50% in 2018.

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRBP. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2012 (in millions):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 26	$ (19)
Effect on postretirement benefit obligation	284	(266)

Plan assets

The assets of the Plans and the PRBP are managed primarily by investment managers employed by the Bank who are provided with investment guidelines that take into account the Plans' and the PRBP's investment policies. Investment policies with long-term strategic asset allocations have been developed so that there is an expectation of sufficient returns to meet long-term funding needs. The policies include investments in fixed income and U.S. inflation-indexed bonds to partially hedge the interest rate and inflation exposure in the Plans' and the PRBP's liabilities and to protect against disinflation.

The Plans' assets are invested with a target allocation between 45% and 61% to a well-diversified pool of developed and emerging markets equities, and exposures of 3% to emerging markets debt, 3% to commodity index futures, 0% to 2% to public real estate, 2% to 3% to private real estate, and 0% to 2% to high yield fixed income. The Plans' assets are also invested with exposures of 5% to core fixed-income, 15% to long duration fixed income and 15% to U.S. inflation-indexed securities.

The PRBP's assets are invested with a target allocation between 46% and 62% exposure to a well-diversified pool of developed and emerging markets equities, and exposures of 3% to emerging markets debt, 3% to commodity index futures, 3% to public real estate, and 2% to high yield fixed income. The PRBP's assets are also invested with exposures of 15% to long duration fixed income, 5% to core fixed income and 15% to U.S. inflation-indexed securities.

The investment policy allocation for the PRBP was changed during 2011. The implementation of the allocations made to emerging markets equities and debt, public real estate and high yield fixed income was completed during 2012. The PRBP's allocation to commodity index futures remains to be implemented, and will be funded from the PRBP's developed markets equities.

The investment policy target allocation as of December 31, 2012 is as follows:

	SRP	LRP	PRBP
U.S. equities	25%	28%	26%
Non - U.S. equities	24%	24%	24%
Emerging markets equities	4%	4%	4%
Public real estate	2%	0%	3%
Long duration fixed income bonds	15%	15%	15%
Core fixed income	5%	5%	5%
High yield fixed income	2%	0%	2%
U.S. inflation-indexed bonds	15%	15%	15%
Emerging markets debt	3%	3%	3%
Private real estate	2%	3%	0%
Commodity index futures	3%	3%	3%
Short-term investment funds	0%	0%	0%

Risk is managed by the continuous monitoring of each asset class level and investment manager. The investments are rebalanced toward the policy target allocations to the extent possible from cash flows. If cash flows are insufficient to maintain target weights, transfers among the managers' accounts are made at least annually. Investment managers generally are not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager must be specifically approved by the Bank's Investment Committee.

For the Plans and PRBP, the asset classes include:

- U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in U.S. common stocks. Management of the funds replicates or optimizes the large-capitalization (cap) S&P 500 Index, the all-cap Russell 3000 Index, the small-cap Russell 2000 Index and the small/mid-cap Wilshire 4500 Index; for the SRP only, approximately one-quarter of U.S. equities assets are managed in separate accounts holding individual stocks;
- Non-U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in non-U.S. common stocks. Management of the funds optimizes the large/mid-cap MSCI EAFE Index; for the SRP only, one-third of non-U.S. equities assets are managed in separate accounts holding individual stocks;
- Emerging markets equities: For the Plans, an actively-managed commingled fund that invests, long-only, in emerging markets common stocks. Management of the fund selects securities, based upon fundamental characteristics, which are generally comprised within the large/mid-cap MSCI Emerging Markets Free Index; for the PRBP, a commingled fund that invest, long-only, in emerging markets common stocks. Management of the fund optimizes the large/mid-cap MSCI Emerging Markets Free Index;
- Public real estate: For the SRP and PRBP, individual (separate) account which holds, long-only, real estate securities. The account is actively-managed based upon fundamental characteristics, investing in securities generally comprised within the MSCI U.S. REIT Index;
- Long duration fixed income bonds: For the Plans and PRBP, a mutual fund that invests, long-only, in long duration government and credit securities. Management of the fund invests in securities generally comprised within the Barclays Capital U.S. Long Government/Credit Bond Index; for the SRP and PRBP, a portion of long duration fixed income assets are invested in separate accounts holding individual bonds generally comprised within the Barclays Capital U.S. Long Government/Credit Bond Index;
- Core fixed income: For the Plans and PRBP, a mutual fund that invests, long-only, in intermediate duration government and credit securities. Management of the fund selects securities, based upon fundamental characteristics, generally comprised within the Barclays Capital U.S. Aggregate Bond Index;
- High yield fixed income: For the SRP, assets are invested in individual securities, and for the PRBP, in a commingled fund. For both plans, the investible universe is generally comprised of the securities within the Barclays Capital High Yield 2% Constrained Index, as well as opportunistic investments in non-index securities. High yield securities are financial obligations of U.S. companies, rated below investment-grade by at least one of the nationally recognized statistical rating organizations;
- U.S. inflation-indexed bonds: For the Plans and PRBP, individual U.S. Treasury Inflation Protected Securities in accounts managed internally;
- Emerging markets debt: For the Plans and PRBP, actively-managed commingled funds that invest, long-only, in emerging markets fixed income. The funds invest in sovereign and sub-sovereign United States dollar- and local-denominated debt. Management of the fund invests in securities generally comprised within the J.P. Morgan EMBI Global Diversified Index;
- Private real estate: For the Plans only, an open-end commingled fund which invests, long-only, in U.S. real estate properties. The fund is actively-managed based upon fundamental characteristics of properties;
- Commodity index futures: For the LRP, commingled fund which invests in commodity futures contracts generally comprised within the S&P GSCI Index; for the SRP, a separate account which holds, long-only, commodity index futures generally comprised within the S&P GSCI Index.

The following tables set forth the investments of the Plans and PRBP as of December 31, 2012 and 2011, which are measured at fair value and presented together with their weighted average allocation, by level within the fair value hierarchy (in millions). As required by the fair value measurements accounting framework, these investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement, except for certain investment funds

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

which classification within the fair value hierarchy depends on the ability to redeem their corresponding shares at their net asset value in the near term.

Plan assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2012	Weighted Average Allocations
Equity and equity funds:					
U.S. equities	$ 157	$ 641	$—	$ 798	25%
Non-U.S. equities	237	550	—	787	24%
Emerging markets equities	—	134	—	134	4%
Public real estate	58	—	—	58	2%
Government bonds and diversified bond funds:					
Long duration fixed income bonds	248	227	—	475	15%
Core fixed income	150	—	—	150	5%
High yield fixed income	—	61	—	61	2%
U.S. inflation-indexed bonds	475	—	—	475	15%
Emerging markets debt	—	99	—	99	3%
Real estate investment funds:					
Private real state	—	—	73	73	2%
Commodity index futures	—	4	—	4	0%
Short-term investment funds	53	41	—	94	3%
Total	$1,378	$1,757	$73	$3,208	100%

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2011	Weighted Average Allocations
Equity and equity funds:					
U.S. equities	$ 136	$ 582	$—	$ 718	25%
Non-U.S. equities	295	383	—	678	24%
Emerging markets equities	—	110	—	110	4%
Public real estate	56	—	—	56	2%
Government bonds and diversified bond funds:					
Long duration fixed income bonds	376	54	—	430	15%
Core fixed income	135	—	—	135	5%
High yield fixed income	—	54	—	54	2%
U.S. inflation-indexed bonds	423	—	—	423	15%
Emerging markets debt	—	83	—	83	3%
Real estate investment funds:					
Private real state	—	—	64	64	2%
Commodity index futures	—	3	—	3	0%
Short-term investment funds	61	36	—	97	3%
Total	$1,482	$1,305	$64	$2,851	100%

PRBP assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2012	Weighted Average Allocations
Equity and equity funds:					
U.S. equities	$ —	$375	$—	$ 375	28%
Non-U.S. equities	—	316	—	316	24%
Emerging markets equities	—	54	—	54	4%
Public real estate	39	—	—	39	3%
Government bonds and diversified bond funds:					
Long duration fixed income bonds	109	88	—	197	15%
Core fixed income bonds	59	—	—	59	5%
High yield fixed income	—	27	—	27	2%
U.S. inflation-indexed bonds	193	—	—	193	15%
Emerging markets debt	—	40	—	40	3%
Short-term investment funds	5	5	—	10	1%
Total investments	$405	$905	$—	1,310	100%
Other assets				14	
Total				$1,324	

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2011	Weighted Average Allocations
Equity and equity funds:					
U.S. equities	$ —	$ 460	$—	$ 460	40%
Non-U.S. equities	—	273	—	273	24%
Public real estate	11	—	—	11	1%
Government bonds and diversified bond funds:					
Long duration fixed income bonds	171	—	—	171	15%
Core fixed income bonds	56	—	—	56	5%
U.S. inflation-indexed bonds	169	—	—	169	15%
Total investments	$407	$733	$—	1,140	100%
Other assets				14	
Total				$1,154	

Investment securities that are measured at fair value based on quoted market prices in active markets, a valuation technique consistent with the market approach, include U.S. equities, non-U.S. equities, fixed income mutual funds and U.S. treasury inflation-indexed bonds. Such securities are classified within Level 1 of the fair value hierarchy.

Proprietary investment managers' commingled funds investing in U.S. equities, global equities, emerging markets debt, commodity index futures and/or short-term debt investments, which are not publicly-traded, are measured at fair value based on the net asset value of the investment funds and are classified as

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Level 2, as they are redeemable with the investee in the near term at their net asset value per share at the measurement date. This valuation technique is consistent with the market approach.

Proprietary investment managers' commingled private real estate investment funds are measured at fair value based on the net asset value of these investment funds and are classified as Level 3 as the length of time required to redeem these investments is uncertain. The valuation assumptions used by these investment funds include i) market value of similar properties, ii) discounted cash flows, iii) replacement cost and iv) debt on property (direct capitalization). These methodologies are valuation techniques consistent with the market and cost approaches.

The table below shows a reconciliation of the beginning and ending balance of the Plans' investments measured at fair value on a recurring basis using their net asset value per share and which redemption terms are uncertain (Level 3) for the years ended December 31, 2012 and 2011 (in millions):

	2012	2011
Balance, beginning of year	$64	$59
Total net gains	9	5
Purchases	—	30
Sales and income distributions	—	(30)
Balance, end of year	$73	$64
Total gain for the year attributable to the change in unrealized gains related to investments still held at December 31	$ 9	$ 5

Cash flows

Contributions

Contributions from the Bank to the Plans and the PRBP during 2013 are expected to be approximately $81 million and $34 million, respectively. All contributions are made in cash.

Estimated future benefit payments

The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2012.

Year	Plans	PRBP
2013	$122	$ 39
2014	128	42
2015	134	45
2016	140	48
2017	149	51
2018–2022	861	307

Note T – Variable Interest Entities

An entity is a variable interest entity (VIE) if it lacks: (i) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) equity investors who have decision-making rights about the entity's operations; or (iii) if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has the power to direct the activities that most significantly impact the VIE's economic performance, and has the obligation to absorb a majority of the expected losses or the right to receive a majority of the expected residual returns, or both. An enterprise may hold a significant variable interest in a VIE which is not consolidated because the enterprise is not the primary beneficiary, or the VIE is considered immaterial for the reporting entity's financial statements.

The Bank has identified loans and guarantees in VIEs in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at December 31, 2012 and 2011. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) investment funds, where the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $7,927 million at December 31, 2012 (2011—$2,967 million). The Bank's total loans and guarantees outstanding to these VIEs were $493 million and $84 million, respectively (2011—$356 million and $90 million, respectively). Amounts committed not yet disbursed related to such loans and guarantees amounted to $0 million (2011—$3 million), which combined with outstanding amounts results in a total maximum Bank exposure of $577 million at December 31, 2012 (2011—$449 million).

The Bank has made a $32 million loan to one VIE for which the Bank is deemed to be the primary beneficiary. The Bank's involvement with this VIE is limited to such loan, which is reflected as such in the Bank's financial statements. Based on the most recent available data, the size of this VIE measured by total assets

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

amounted to approximately $32 million (2011—$32 million), which is considered immaterial and, thus, not consolidated with the Bank's financial statements.

Note U – Reconciliation of Net Income (Loss) to Net Cash Provided by (Used In) Operating Activities

A reconciliation of Net income (loss) to Net cash provided by (used in) operating activities, as shown on the Statement of Cash Flows, is as follows (in millions):

	Years ended December 31,		
	2012	2011	2010
Net income (loss)	$ 904	$ (283)	$ 330
Difference between amounts accrued and amounts paid or collected for:			
Loan income	27	6	33
Investment income	(183)	(158)	(111)
Other interest income	—	2	(7)
Other income	12	—	—
Net unrealized (gain) loss on trading investments	(206)	68	(262)
Interest and other costs of borrowings, after swaps	(481)	247	178
Administrative expenses, including depreciation	77	24	(1)
Special programs	(3)	10	28
Net fair value adjustments on non-trading portfolios	(194)	919	850
Transfers to the IDB Grant Facility	79	200	72
Net (increase) decrease in trading investments	(364)	2,827	826
Provision for loan and guarantee losses	22	3	24
Net cash provided by (used in) operating activities	$(310)	$3,865	$1,960
Supplemental disclosure of noncash activities			
Increase (decrease) resulting from exchange rate fluctuations:			
Trading investments	$ 20	$ (17)	$ (180)
Held-to-maturity investments	—	—	(46)
Loans outstanding	(17)	40	123
Borrowings	9	5	(137)
Receivable from members-net	—	(13)	28
Transfer of investment securities from held-to maturity to Trading Portfolio	—	—	754

Note V – Segment Reporting

Management has determined that the Bank has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the years 2012, 2011 and 2010, loans made to or guaranteed by four countries individually generated in excess of 10 percent of loan income, before swaps, are as follows (in millions):

	Years ended December 31,		
	2012	2011	2010
Argentina	$310	$335	$367
Brazil	365	412	469
Colombia	197*	213*	233
Mexico	381	388	294

* This is below the 10% threshold for the year shown.

Note W – Fair Values of Financial Instruments

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows models.

Loans: The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method as discussed in Note L – Fair Value Measurements.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of December 31, 2012 and 2011 (in millions):

	2012[1]		2011[1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 1,021	$ 1,021	$ 1,189	$ 1,189
Investments				
Trading	14,434	14,434	13,743	13,743
Loans outstanding, net	68,899	73,454	66,446	70,882
Currency and interest rate swaps receivable				
Investments—trading	41	41	5	5
Loans	20	20	103	103
Borrowings	6,797	6,797	7,077	7,077
Others	286	286	220	220
Borrowings				
Short-term	840	840	898	898
Medium- and long-term:				
Measured at fair value	45,886	45,886	49,335	49,335
Measured at amortized cost	19,371	20,515	14,228	15,463
Currency and interest rate swaps payable				
Investments—trading	84	84	101	101
Loans	1,945	1,945	1,738	1,738
Borrowings	527	527	713	713

[1] Includes accrued interest.

Note X – Subsequent Events

Management has evaluated subsequent events through March 8, 2013, which is the date the financial statements were issued. As a result of this evaluation, except as disclosed below, there are no subsequent events that require recognition or disclosure in the Bank's financial statements as of and for the year ended December 31, 2012.

On January 22, 2013, the Board of Governors approved the proposal made by the Board of Executive Directors to reallocate to other member countries, the shares that had been reserved for the Netherlands and Venezuela. See Note O – Capital Stock and Voting Power for additional information.

ORDINARY CAPITAL SCHEDULE I-1
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF TRADING INVESTMENTS AND SWAPS [1]

December 31, 2012

Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Others	All currencies
Obligations of the United States Government and its corporations and agencies:						
Carrying value	—	—	—	4,592	—	4,592[2]
Average balance during year	—	—	—	5,721	—	5,721
Net gains for the year	—	—	—	1	—	1
Obligations of non-U.S. governments and agencies:						
Carrying value	765	407	76	3,817	176	5,241
Average balance during year	718	695	27	4,865	265	6,570
Net gains for the year	8	6	—	53	—	67
Bank obligations:						
Carrying value	48	160	46	2,646	128	3,028
Average balance during year	412	174	61	2,959	53	3,659
Net gains (losses) for the year	(3)	(5)	—	2	(6)	(12)
Corporate securities:						
Carrying value	—	—	11	—	—	11
Average balance during year	—	—	5	—	—	5
Net gains (losses) for the year	—	—	—	—	—	—
Asset-backed and mortgage-backed securities:						
Carrying value	757	—	—	770	—	1,527
Average balance during year	821	—	—	922	—	1,743
Net gains for the year	100	—	—	120	—	220
Total trading investments:						
Carrying value	1,570	567	133	11,825	304	14,399
Average balance during year	1,951	869	93	14,467	318	17,698
Net gains (losses) for the year	105	1	—	176	(6)	276
Net interest rate swaps:						
Carrying value [3]	(2)	—	—	(45)	—	(47)
Average balance during year	(2)	—	—	(44)	—	(46)
Net losses for the year	—	—	—	(5)	—	(5)
Currency swaps receivable:						
Carrying value [3]	—	—	—	1,497	—	1,497
Average balance during year	—	—	—	1,732	—	1,732
Net losses for the year[4]	—	—	—	(4)	—	(4)
Currency swaps payable:						
Carrying value [3]	(465)	(570)	(134)	—	(304)	(1,473)
Average balance during year	(513)	(847)	(77)	—	(312)	(1,749)
Net gains for the year	9	9	1	—	7	26
Total trading investments and swaps:						
Carrying value	1,103	(3)	(1)	13,277	—	14,376
Average balance during year	1,436	22	16	16,155	6	17,635
Net gains for the year	114	10	1	167	1	293
Return for the year (%)	8.46	N/A	N/A	1.68	N/A	2.22

[1] Excludes accrued interest.

[2] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $31 million. GSE obligations are not backed by the full faith and credit of the United States Government.

[3] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

[4] The currencies Japanese yen, Swiss francs, and Others are fully swapped to United States dollars, therefore, their returns are included in the United States dollars return for the year.

N/A - Not available

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-1

STATEMENT OF TRADING INVESTMENTS AND SWAPS [1]

December 31, 2011
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Others	All currencies
Obligations of the United States Government and its corporations and agencies:						
Carrying value	—	—	—	2,813	—	2,813[2]
Average balance during year	—	—	—	2,002	—	2,002
Net gains for the year	—	—	—	1	—	1
Obligations of non-U.S. governments and agencies:						
Carrying value	753	537	34	4,028	204	5,556
Average balance during year	1,095	576	198	4,532	267	6,668
Net gains (losses) for the year	9	(9)	—	(9)	1	(8)
Bank obligations:						
Carrying value	392	181	224	2,523	—	3,320
Average balance during year	300	145	76	3,527	13	4,061
Net losses for the year	(5)	(4)	(1)	(3)	(4)	(17)
Asset-backed and mortgage-backed securities:						
Carrying value	927	—	—	1,087	—	2,014
Average balance during year	1,155	—	—	1,408	—	2,563
Net gains (losses) for the year	(2)	—	—	69	—	67
Total trading investments:						
Carrying value	2,072	718	258	10,451	204	13,703
Average balance during year	2,550	721	274	11,469	280	15,294
Net gains (losses) for the year	2	(13)	(1)	58	(3)	43
Net interest rate swaps:						
Carrying value [3]	(2)	—	—	(33)	—	(35)
Average balance during year	(1)	—	—	(25)	—	(26)
Net losses for the year	(1)	—	—	(21)	—	(22)
Currency swaps receivable:						
Carrying value [3]	—	—	—	1,364	—	1,364
Average balance during year	—	—	—	1,329	—	1,329
Net gains for the year	—	—	—	6	—	6
Currency swaps payable:						
Carrying value [3]	(567)	(557)	(68)	—	(206)	(1,398)
Average balance during year	(728)	(420)	(34)	—	(221)	(1,403)
Net gains (losses) for the year	2	(1)	(1)	—	(18)	(18)
Total trading investments and swaps:						
Carrying value	1,503	161	190	11,782	(2)	13,634
Average balance during year	1,821	301	240	12,773	59	15,194
Net gains (losses) for the year	3	(14)	(2)	43	(21)	9
Return for the year (%)	1.21	0.09	0.11	0.62	1.65	0.65

[1] Excludes accrued interest.
[2] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $841 million. GSE obligations are not backed by the full faith and credit of the United States Government.
[3] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-2

STATEMENT OF LOANS[1]

December 31, 2012 and 2011
Expressed in millions of United States dollars

Member in whose territory loans have been made	Outstanding balance - 2012: Sovereign-guaranteed	Outstanding balance - 2012: Non-sovereign-guaranteed	Outstanding balance - 2012: Total	Currency in which outstanding balance is collectible: Non-borrowing country currencies[2]	Currency in which outstanding balance is collectible: Borrowing country currencies	Undisbursed	Total outstanding balance 2011
Argentina	$10,699	$ 88	$10,787	$10,766	$21	$ 4,515	$10,652
Bahamas	228	—	228	228	—	172	178
Barbados	234	—	234	234	—	242	243
Belize	117	—	117	117	—	30	110
Bolivia	310	20	330	330	—	534	237
Brazil	14,340	1,022	15,362	15,333	29	6,689	15,181
Chile	563	102	665	665	—	61	644
Colombia	6,827	22	6,849	6,836	13	1,241	6,846
Costa Rica	408	254	662	662	—	1,186	581
Dominican Republic	2,028	61	2,089	2,089	—	709	2,054
Ecuador	2,146	191	2,337	2,337	—	1,112	2,104
El Salvador	1,916	41	1,957	1,957	—	416	1,786
Guatemala	1,950	85	2,035	2,035	—	635	1,978
Guyana	47	—	47	47	—	63	34
Haiti	—	2	2	2	—	1	—
Honduras	300	42	342	342	—	355	239
Jamaica	1,268	54	1,322	1,322	—	349	1,346
Mexico	10,660	216	10,876	10,854	22	2,371	9,901
Nicaragua	246	34	280	280	—	223	201
Panama	1,409	190	1,599	1,599	—	834	1,462
Paraguay	859	37	896	896	—	565	880
Peru	3,207	636	3,843	3,843	—	549	3,906
Suriname	216	2	218	218	—	102	168
Trinidad and Tobago	646	—	646	646	—	405	665
Uruguay	1,995	190	2,185	2,185	—	974	2,026
Venezuela	2,006	—	2,006	1,996	10	1,713	2,105
Regional	131	595	726	726	—	941	603
Total 2012	$64,756	$3,884	$68,640	$68,545	$95	$26,987	
Total 2011	$62,814	$3,316	$66,130	$66,042	$88	$23,994	$66,130

[1] This table excludes outstanding participated non-sovereign-guaranteed loans of $2,653 million at December 31, 2012 (2011—$2,755 million). This table also excludes guarantees outstanding of $761 million at December 31, 2012 (2011—$980 million).
[2] Includes $2,458 million of loans in borrowing country currencies, which have been swapped to United States dollars.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-3

STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE[1][4]

December 31, 2012
Expressed in millions of United States dollars

Currency/Rate type	Amount	Weighted[5] average rate (%)	Average maturity (years)
United States dollars			
Fixed-base cost	$32,324	4.51	7.04
Adjustable	2,598	2.48	6.35
LIBOR-based floating	31,084	1.41	9.07
Others			
Fixed-base cost	1,302	5.67	4.16
Adjustable	1,228	4.94	4.63
LIBOR-based floating	104	2.06	6.33
Loans outstanding			
Fixed-base cost	33,626	4.55	6.93
Adjustable	3,826	3.27	5.80
LIBOR-based floating	31,188	1.41	9.06
Total	$68,640	3.05	7.83

MATURITY STRUCTURE OF LOANS OUTSTANDING[4]

December 31, 2012
Expressed in millions of United States dollars

Year of maturity	Fixed-base cost[3]	Adjustable[2]	Total
2013	$ 3,184	$ 1,570	$ 4,754
2014	3,009	2,122	5,131
2015	3,422	2,415	5,837
2016	2,694	2,093	4,787
2017	2,567	2,765	5,332
2018 to 2022	10,079	10,335	20,414
2023 to 2027	5,484	8,440	13,924
2028 to 2032	2,702	4,188	6,890
2033 to 2037	427	1,036	1,463
2038 to 2042	58	50	108
Total	$33,626	$35,014	$68,640
Average maturity (years)	6.93	8.70	7.83

[1] Information presented before currency and interest rate swaps.
[2] Includes LIBOR-based floating loans.
[3] Includes a total of $1,283 million in fixed rate loans.
[4] Since multicurrency loans have been discontinued, and the remaining balances are not significant, they are no longer presented separately.
[5] The weighted average rate of the total portfolio, after swaps, was 2.33%.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-3

STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE[1]

December 31, 2011
Expressed in millions of United States dollars

	Multicurrency loans [2]		Single currency loans			Total loans	
Currency/Rate type	Amount	Weighted average rate (%)	Amount	Weighted average rate (%)	Average maturity (years)	Amount	Weighted average rate (%)
Euro							
Fixed-base cost	$ 19	6.89	$ —	—	—	$ 19	6.89
Adjustable	137	2.26	—	—	—	137	2.26
Japanese yen							
Fixed-base cost	36	6.87	—	—	—	36	6.87
Adjustable	253	2.26	—	—	—	253	2.26
LIBOR-based floating	—	—	92	0.43	6.12	92	0.43
Swiss francs							
Fixed-base cost	23	7.03	—	—	—	23	7.03
Adjustable	156	2.26	—	—	—	156	2.26
United States dollars							
Fixed-base cost	93	6.89	28,320	5.09	6.72	28,413	5.10
Adjustable	667	2.26	1,397	3.29	7.93	2,064	2.96
LIBOR-based floating	—	—	32,721	1.63	9.33	32,721	1.63
Others							
Fixed-base cost	88	4.00	991	5.64	4.88	1,079	5.51
Adjustable	—	—	1,137	5.08	5.61	1,137	5.08
Loans outstanding							
Fixed-base cost	259	5.91	29,311	5.11	6.66	29,570	5.12
Adjustable	1,213	2.26	2,534	4.09	6.89	3,747	3.50
LIBOR-based floating	—	—	32,813	1.62	9.32	32,813	1.62
Total	$1,472	2.90	$64,658	3.30	8.02	$66,130	3.29

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2011
Expressed in millions of United States dollars

	Multicurrency loans [2]		Single currency loans		All loans		
Year of maturity	Fixed-base cost [4]	Adjustable	Fixed-base cost[4]	Adjustable[3]	Fixed-base cost[4]	Adjustable[3]	Total
2012	$ 87	$ 163	$ 2,856	$ 1,397	$ 2,943	$ 1,560	$ 4,503
2013	67	159	2,709	1,734	2,776	1,893	4,669
2014	47	158	2,629	2,165	2,676	2,323	4,999
2015	19	156	2,957	2,321	2,976	2,477	5,453
2016	7	133	2,287	2,069	2,294	2,202	4,496
2017 to 2021	27	349	9,124	10,782	9,151	11,131	20,282
2022 to 2026	5	89	4,469	8,706	4,474	8,795	13,269
2027 to 2031	—	6	1,970	4,986	1,970	4,992	6,962
2032 to 2036	—	—	273	1,125	273	1,125	1,398
2037 to 2041	—	—	37	62	37	62	99
Total	$259	$1,213	$29,311	$35,347	$29,570	$36,560	$66,130
Average maturity (years)	2.25	4.59	6.66	9.15	6.62	9.00	7.93

[1] Information presented before currency and interest rate swaps.

[2] Average maturity-Multicurrency loans: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.

[3] Includes LIBOR-based floating loans.

[4] Includes a total of $1,175 million in fixed rate loans.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-4

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS

December 31, 2012
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 264	4.39	1.96	$ —	—	—	$ —	—	—	$ 264	4.39	1.96
	—	—	—	—	—	—	(264)	4.39	1.96	(264)	4.39	1.96
Adjustable	584	5.01	4.22	1,247	0.01	2.93	264	(0.19)	1.96	2,095	1.38	3.17
	—	—	—	(939)	3.05	3.46	—	—	—	(939)	3.05	3.46
Japanese yen												
Fixed	519	5.81	3.22	—	—	—	—	—	—	519	5.81	3.22
	—	—	—	(519)	5.63	3.22	—	—	—	(519)	5.63	3.22
Adjustable	318	1.47	6.27	—	—	—	35	(0.40)	5.83	353	1.28	6.23
	—	—	—	(318)	1.19	6.27	(35)	1.23	5.83	(353)	1.19	6.23
Swiss francs												
Fixed	710	2.63	5.55	—	—	—	—	—	—	710	2.63	5.55
	—	—	—	(710)	2.63	5.55	—	—	—	(710)	2.63	5.55
Adjustable	—	—	—	133	(0.16)	0.52	—	—	—	133	(0.16)	0.52
	—	—	—	(133)	(0.16)	0.52	—	—	—	(133)	(0.16)	0.52
United States dollars												
Fixed	37,885	3.02	6.16	209	6.45	3.49	348	5.25	4.96	38,442	3.06	6.13
	—	—	—	—	—	—	(34,069)	2.80	5.65	(34,069)	2.80	5.65
Adjustable	4,392	0.54	1.89	18,549	0.37	4.20	37,525	0.40	4.44	60,466	0.40	4.18
	—	—	—	(1,347)	0.11	2.76	(5,169)	0.64	2.15	(6,516)	0.53	2.28
Others												
Fixed	18,927	5.69	4.22	—	—	—	—	—	—	18,927	5.69	4.22
	—	—	—	(18,927)	5.69	4.22	—	—	—	(18,927)	5.69	4.22
Adjustable	227	3.97	3.37	—	—	—	—	—	—	227	3.97	3.37
	—	—	—	(205)	3.95	2.12	—	—	—	(205)	3.95	2.12
Total												
Fixed	58,305	3.91	5.48	209			348			58,862	3.93	5.47
	—	—	—	(20,156)			(34,333)			(54,489)	3.84	5.11
Adjustable	5,521	1.21	2.45	19,929			37,824			63,274	0.45	4.15
	—	—	—	(2,942)			(5,204)			(8,146)	0.92	2.55
Principal at face value	63,826	3.68	5.22	(2,960)			(1,365)			59,501	0.73	4.79
Fair value adjustments	3,212			(1,695)			(1,771)			(254)		
Net unamortized discount	(2,313)			615			1,365[3]			(333)		
Total	$64,725	3.68	5.22	$ (4,040)			$ (1,771)			$ 58,914	0.73	4.79

[1] As of December 31, 2012, the average repricing period of the net currency obligations for adjustable rate borrowings was 3.8 months.
[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $4,040 million and $1,771 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $6,450 million and currency and interest rate swap liabilities at fair value of $639 million, included on the Balance Sheet.
[3] Represents the unamortized discount on zero coupon interest rate swaps.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2012
Expressed in millions of United States dollars

Year of maturity		Year of maturity	
2013	$ 8,353	2018 through 2022	$12,840
2014	11,629	2023 through 2027	3,629
2015	11,431	2028 through 2032	9
2016	6,533	2038 through 2042	3,575
2017	5,827	Total	$63,826

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-4

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS

December 31, 2011
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 778	4.26	1.54	$ —	—	—	$ —	—	—	$ 778	4.26	1.54
	—	—	—	—	—	—	(778)	4.26	1.54	(778)	4.26	1.54
Adjustable	574	5.05	5.22	1,225	1.33	3.93	778	1.19	1.54	2,577	2.12	3.50
	—	—	—	(781)	3.99	4.63	—	—	—	(781)	3.99	4.63
Japanese yen												
Fixed	584	5.81	4.22	—	—	—	—	—	—	584	5.81	4.22
	—	—	—	(517)	5.67	4.24	—	—	—	(517)	5.67	4.24
Adjustable	391	1.57	6.80	473	0.03	0.13	39	(0.38)	6.83	903	0.68	3.31
	—	—	—	(352)	1.28	6.80	(39)	1.23	6.83	(391)	1.28	6.80
Swiss francs												
Fixed	693	2.63	6.55	—	—	—	—	—	—	693	2.63	6.55
	—	—	—	(693)	2.63	6.55	—	—	—	(693)	2.63	6.55
Adjustable	—	—	—	821	(0.10)	0.71	—	—	—	821	(0.10)	0.71
	—	—	—	(379)	(0.14)	0.80	—	—	—	(379)	(0.14)	0.80
United States dollars												
Fixed	36,497	3.41	5.39	144	6.37	4.66	348	5.25	5.96	36,989	3.44	5.39
	—	—	—	—	—	—	(30,878)	3.17	5.10	(30,878)	3.17	5.10
Adjustable	3,200	0.91	1.87	17,817	0.45	4.40	35,325	0.46	4.40	56,342	0.48	4.26
	—	—	—	(2,297)	0.30	2.36	(5,369)	0.76	2.78	(7,666)	0.62	2.65
Others												
Fixed	18,653	6.06	4.31	—	—	—	—	—	—	18,653	6.06	4.31
	—	—	—	(18,653)	6.06	4.31	—	—	—	(18,653)	6.06	4.31
Adjustable	204	4.75	2.98	—	—	—	—	—	—	204	4.75	2.98
	—	—	—	(204)	4.75	2.98	—	—	—	(204)	4.75	2.98
Total												
Fixed	57,205	4.30	4.99	144			348			57,697	4.31	4.99
	—	—	—	(19,863)			(31,656)			(51,519)	4.25	4.77
Adjustable	4,369	1.69	2.80	20,336			36,142			60,847	0.56	4.16
	—	—	—	(4,013)			(5,408)			(9,421)	0.99	2.92
Principal at face value	61,574	4.12	4.83	(3,396)			(574)			57,604	0.95	4.65
Fair value adjustments	3,395			(1,479)			(1,826)			90		
Net unamortized discount	(1,944)			793			574[3]			(577)		
Total	$63,025	4.12	4.83	$ (4,082)			$(1,826)			$ 57,117	0.95	4.65

[1]As of December 31, 2011, the average repricing period of the net currency obligations for adjustable rate borrowings was 3.8 months.

[2]Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $4,082 million and $1,826 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $6,702 million and currency and interest rate swap liabilities at fair value of $794 million, included on the Balance Sheet.

[3]Represents the unamortized discount on zero coupon interest rate swaps.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2011
Expressed in millions of United States dollars

Year of maturity	
2012	$ 10,534
2013	7,602
2014	10,954
2015	7,917
2016	5,773

Year of maturity	
2017 through 2021	$13,200
2022 through 2026	2,809
2027 through 2031	806
2037 through 2041	1,979
Total	$61,574

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-5

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK

December 31, 2012 and 2011
Expressed in millions of United States dollars[1]

Members	Shares	Paid-in portion of subscribed capital	Callable portion of subscribed capital	Total 2012	Total 2011
Argentina	1,024,924	$ 501.7	$11,862.4	$12,364.1	$10,858.9
Austria	14,972	7.4	173.2	180.6	160.6
Bahamas	19,828	12.2	226.9	239.1	209.9
Barbados	12,278	6.1	142.0	148.1	129.9
Belgium	30,842	15.2	356.8	372.0	331.0
Belize	10,468	7.6	118.7	126.3	110.7
Bolivia	82,291	40.3	952.4	992.7	871.7
Brazil	1,024,924	501.7	11,862.4	12,364.1	10,858.9
Canada[2]	670,778	185.8	7,906.1	8,091.9	8,079.8
Chile	281,435	137.8	3,257.3	3,395.1	2,981.6
China	223	0.1	2.6	2.7	2.2
Colombia	281,435	137.8	3,257.3	3,395.1	2,981.6
Costa Rica	41,145	20.1	476.2	496.3	435.7
Croatia	4,529	2.2	52.4	54.6	48.5
Denmark	15,921	7.9	184.2	192.1	170.8
Dominican Republic	54,922	26.9	635.7	662.6	581.7
Ecuador	54,922	26.9	635.7	662.6	581.7
El Salvador	41,145	20.1	476.2	496.3	435.7
Finland	14,972	7.4	173.2	180.6	160.6
France	178,240	88.0	2,062.2	2,150.2	1,913.7
Germany	178,240	88.0	2,062.2	2,150.2	1,913.7
Guatemala	54,922	26.9	635.7	662.6	581.7
Guyana	15,268	8.3	175.8	184.1	161.6
Haiti	41,145	20.1	476.2	496.3	435.7
Honduras	41,145	20.1	476.2	496.3	435.7
Israel	14,763	7.3	170.8	178.1	158.3
Italy	178,240	88.0	2,062.2	2,150.2	1,913.7
Jamaica	54,922	26.9	635.7	662.6	581.7
Japan	470,343	232.2	5,441.7	5,673.9	5,050.3
Korea, Republic of	223	0.1	2.6	2.7	2.2
Mexico	658,843	322.5	7,625.4	7,947.9	6,980.3
Netherlands	28,207	14.6	325.6	340.3	340.3
Nicaragua	41,145	20.1	476.2	496.3	435.7
Norway	15,921	7.9	184.2	192.1	170.8
Panama	41,145	20.1	476.2	496.3	435.7
Paraguay	41,145	20.1	476.2	496.3	435.7
Peru	137,156	67.1	1,587.4	1,654.5	1,453.0
Portugal	5,042	2.5	58.4	60.9	54.0
Slovenia	2,751	1.4	31.8	33.2	29.4
Spain	178,240	88.0	2,062.2	2,150.2	1,913.7
Suriname	8,378	6.0	95.0	101.0	88.6
Sweden	30,651	15.1	354.6	369.7	328.9
Switzerland	44,222	21.8	511.6	533.4	474.7
Trinidad and Tobago	41,145	20.1	476.2	496.3	435.7
United Kingdom	90,513	44.7	1,047.2	1,091.9	971.7
United States	2,822,752	1,393.9	32,658.1	34,052.0	30,309.7
Uruguay	109,900	53.8	1,272.0	1,325.8	1,164.2
Venezuela	482,267	249.3	5,568.5	5,817.8	5,817.8
Total 2012	9,688,828	$ 4,640	$ 112,240	$ 116,880	
Total 2011	8,702,335	$ 4,339	$ 100,641		$ 104,980

[1]Data are rounded; detail may not add up to total because of rounding.
[2]Includes 294,529 (2011—334,887) non-voting temporary callable shares with a par value of $3,553.0 million (2011—$4,039.9 million).

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-6

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

December 31, 2012

Member countries	Subscribed voting shares	Number of votes	% of total number of votes[1]
Regional developing members			
Argentina	1,024,924	1,025,059	10.904
Bahamas	19,828	19,963	0.212
Barbados	12,278	12,413	0.132
Belize	10,468	10,603	0.113
Bolivia	82,291	82,426	0.877
Brazil	1,024,924	1,025,059	10.904
Chile	281,435	281,570	2.995
Colombia	281,435	281,570	2.995
Costa Rica	41,145	41,280	0.439
Dominican Republic	54,922	55,057	0.586
Ecuador	54,922	55,057	0.586
El Salvador	41,145	41,280	0.439
Guatemala	54,922	55,057	0.586
Guyana	15,268	15,403	0.164
Haiti	41,145	41,280	0.439
Honduras	41,145	41,280	0.439
Jamaica	54,922	55,057	0.586
Mexico	658,843	658,978	7.010
Nicaragua	41,145	41,280	0.439
Panama	41,145	41,280	0.439
Paraguay	41,145	41,280	0.439
Peru	137,156	137,291	1.460
Suriname	8,378	8,513	0.091
Trinidad and Tobago	41,145	41,280	0.439
Uruguay	109,900	110,035	1.170
Venezuela	482,267	482,402	5.132
Total regional developing members	4,698,243	4,701,753	50.015
Canada[2]	376,249	376,384	4.004
United States	2,822,752	2,822,887	30.028
Nonregional members			
Austria	14,972	15,107	0.161
Belgium	30,842	30,977	0.330
China	223	358	0.004
Croatia	4,529	4,664	0.050
Denmark	15,921	16,056	0.171
Finland	14,972	15,107	0.161
France	178,240	178,375	1.897
Germany	178,240	178,375	1.897
Israel	14,763	14,898	0.158
Italy	178,240	178,375	1.897
Japan	470,343	470,478	5.005
Korea, Republic of	223	358	0.004
Netherlands	28,207	28,342	0.301
Norway	15,921	16,056	0.171
Portugal	5,042	5,177	0.055
Slovenia	2,751	2,886	0.031
Spain	178,240	178,375	1.897
Sweden	30,651	30,786	0.327
Switzerland	44,222	44,357	0.472
United Kingdom	90,513	90,648	0.964
Total nonregional members	1,497,055	1,499,755	15.954
Grand total	9,394,299	9,400,779	100.000

[1]Data are rounded; detail may not add to subtotals and grand total because of rounding.
[2]Excludes 294,529 non-voting temporary callable shares.


IDB

The issuance of this Information Statement and any prospectus and the offering and sale of debt securities are not a waiver by the Bank or by any of its members, Governors, Executive Directors, their Alternates, officers or employees of any of the rights, immunities, privileges, or exemptions conferred upon any of them by the Agreement Establishing the Inter-American Development Bank or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Information Statement or any prospectus; and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by the Bank or by any dealer, underwriter or agent of the Bank. Neither this Information Statement nor any prospectus constitutes an offer to sell or solicitation of an offer to buy debt securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

TABLE OF CONTENTS